     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 27, 2000



                                             1933 ACT REGISTRATION NO. 333-93875
                                             1940 ACT REGISTRATION NO. 811-09763

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                    FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933



                     PRE-EFFECTIVE AMENDMENT NO. 1      /X/


                                      AND


        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940



                     PRE-EFFECTIVE AMENDMENT NO. 1      /X/


                            ------------------------


               LINCOLN NEW YORK ACCOUNT N FOR VARIABLE ANNUITIES


                           (EXACT NAME OF REGISTRANT)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                              (NAME OF DEPOSITOR)

               120 Madison Street, Suite 1700, Syracuse, NY 13202

              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE
                                 (315)428-8400

                            ------------------------

                                    COPY TO:

    ROBERT O. SHEPPARD, ESQUIRE              GEORGE N. GINGOLD, ESQUIRE
         120 Madison Street                    197 King Philip Drive
             Suite 1700                     West Hartford, CT 06117-1409
      Syracuse, New York 13202
(Name & Address of Agent of Service)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

 As soon as practicable after the effective date of the Registration Statement.

    Title of Securities: Interests in a separate account under individual flexible payment deferred variable annuity contracts.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

LINCOLN NEW YORK CHOICEPLUS


LINCOLN NEW YORK ACCOUNT N FOR VARIABLE ANNUITIES


HOME OFFICE:
Lincoln Life & Annuity Company of New York
120 Madison Street
Suite 1700
Syracuse, NY 13202


This prospectus describes an individual flexible premium deferred variable annuity contract. It is for use with nonqualified and qualified retirement plans. Generally, you do not pay federal income tax on the contract's growth until it is paid out. The contract is designed to accumulate ANNUITY ACCOUNT VALUE and to provide retirement income that you cannot outlive or for an agreed upon time. These benefits may be a variable or fixed amount or a combination of both. If you die before the ANNUITY DATE, we will pay your BENEFICIARY A DEATH BENEFIT.


The minimum initial PREMIUM PAYMENT for the contract is:



1.  $10,000 for a nonqualified plan and for certain rollovers to IRA'S; and



2.  $2,000 for a qualified plan.

Additional PREMIUM PAYMENTS may be made to the contract and must be at least $25 if transmitted electronically; otherwise the minimum amount is $100. The minimum annual amount of subsequent premium payments is $100 per VAA subaccount, or $2,000 per fixed account guarantee period.
You choose whether your contract value accumulates on a variable or fixed (guaranteed) basis or both. We guarantee your principal and a minimum interest rate on premium payments you put into the fixed account. WE LIMIT TRANSFERS FROM THE FIXED ACCOUNT. A MARKET VALUE ADJUSTMENT (MVA) MAY BE APPLIED TO ANY SURRENDER OR TRANSFER FROM THE FIXED ACCOUNT BEFORE THE EXPIRATION OF A GUARANTEE PERIOD.
All PREMIUM PAYMENTS for benefits on a variable basis will be placed in Lincoln New York Account N for Variable Annuities (VARIABLE ANNUITY ACCOUNT [VAA]). The VAA is a segregated investment account of LNY. If you put all or some of your PREMIUM PAYMENTS into one or more of the contract's variable options, you take all of the investment risk on the ANNUITY ACCOUNT VALUE and the retirement income. If the SUBACCOUNTS you select make money, your CONTRACT VALUE goes up; if they lose money, your ANNUITY ACCOUNT VALUE goes down. How much the ANNUITY ACCOUNT VALUE goes up or down depends on the performance of the SUBACCOUNTS you select. WE DO NOT GUARANTEE HOW ANY OF THE VARIABLE OPTIONS OR THEIR FUNDS WILL PERFORM. ALSO, NEITHER THE U.S. GOVERNMENT NOR ANY FEDERAL AGENCY INSURES OR GUARANTEES YOUR INVESTMENT IN THE CONTRACT.


AIM Variable Insurance Funds,:

- AIM V.I. Growth Fund
- AIM V.I. International Equity Fund
- AIM V.I. Value Equity Fund
- AIM V.I. Capital Appreciation Fund


Alliance Variable Products Series Fund (Class B):


- Alliance Growth and Income Portfolio


- Alliance Growth Portfolio


- Alliance Premium Growth Portfolio


- Alliance Technology Portfolio



SERVICING OFFICE:
Lincoln New York ChoicePlus
P.O. Box 7866
Fort Wayne, IN 46801


American Variable Insurance series (AVIS) a.k.a.
American Funds Insurance Series (AFIS)(Class 2):


- AFIS Global Small Capitalization Fund


- AFIS Growth Fund


- AFIS International Fund


- AFIS Growth-Income Fund


Deutsche Asset Management VIT Funds:

- BT Equity 500 Index Fund

Delaware Group Premium Fund (Standard Class):


-Delaware Premium Growth & Income Series


- Delaware Premium High Yield Series

- Delaware Premium Emerging Markets Series

- Delaware Premium Select Growth Series

- Delaware Premium REIT Series
- Delaware Premium Small Cap Value Series

- Delaware Premium Social Awareness Series


- Delaware Premium Trend Series


Franklin Templeton Variable Insurance Products Trust (Class 2):


- Franklin Small Cap Securities Fund


- Franklin Mutual Shares Securities Fund


- Templeton Growth Securities Fund (formerly Global Growth)


- Templeton International Securities Fund

Liberty Variable Investment Trust:
- Newport Tiger Fund
Lincoln National:
- Bond Fund
- Money Market Fund

MFS-Registered Trademark- Variable Insurance Trust:

- MFS Emerging Growth Series
- MFS Research Series
- MFS Total Return Series

- MFS Utilities Series

Variable Insurance Products Fund
- Fidelity VIP Equity-Income Portfolio
- Fidelity VIP Growth Portfolio
- Fidelity VIP Overseas Portfolio
Variable Insurance Products Fund III
- Fidelity VIP III Growth Opportunities Portfolio
This Prospectus gives you information about the contract that you should know before you decide to buy a contract and make PREMIUM PAYMENTS. You should also review the prospectuses for the funds that are attached, and keep these prospectuses for future reference.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THIS CONTRACT OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

You can obtain a Statement of Additional Information (SAI dated the same date as this Prospectus) about the contracts that has more information. Its terms are made part of this Prospectus. For a free copy, write: Lincoln New York Choice Plus, P.O. Box 7866, Fort Wayne, Indiana 46801, or call 1-888-868-2583. The SAI and other information about LNY and the VAA are also available on the SEC's web site (http:\\www.sec.gov). There is a table of contents for the SAI on the last page of this Prospectus.

Prospectus Dated: May  , 2000

TABLE OF CONTENTS


                                       PAGE
-------------------------------------------
Special terms                            2
Expense tables                           3
Summary                                  7
Condensed financial information for
  the VAA                                9
Financial statements                     9
Lincoln Life & Annuity Company of
  New York                               9
Variable annuity account (VAA)           9
Investments of the variable annuity
  account                                9
Charges and other deductions            12
The contracts                           14
Annuity payouts                         18
Annuity options                         18



-------------------------------------------
                                       PAGE

Fixed side of the contract              19
Federal tax matters                     21
Voting rights                           24
Distribution of the contracts           24
Return privilege                        25
State regulation                        25
Records and reports                     25
Other information                       25
Statement of additional information
  table of contents for Lincoln Life
  Variable Annuity Account N Lincoln
  ChoicePlus                            26


SPECIAL TERMS

(We have ITALICIZED the terms that have special meaning throughout the Prospectus).

ACCOUNT OR VARIABLE ANNUITY ACCOUNT (VAA) -- The segregated investment account, Lincoln New York Account N for Variable Annuities, into which LNY sets aside and invests the assets for the variable side of the contract offered in this Prospectus.

ACCUMULATION UNIT -- A measure used to calculate ANNUITY ACCOUNT VALUE for the variable side of the contract before the ANNUITY DATE.

ANNUITANT -- The person upon whose life the ANNUITY BENEFIT PAYMENTS are based and made to after the ANNUITY DATE.

ANNUITY ACCOUNT VALUE -- At a given time before the ANNUITY DATE, the total value of all ACCUMULATION UNITS for a contract plus the value of the fixed side of the contract.

ANNUITY DATE -- The VALUATION DATE when values are withdrawn or converted into ANNUITY UNITS or fixed dollar payout for payment of retirement income benefits under the ANNUITY PAYOUT option you select.

ANNUITY PAYOUT -- An amount paid at regular intervals on a variable or fixed basis or a combination of both after the ANNUITY DATE under one of several options available to the ANNUITANT and/or any other payee.

ANNUITY UNIT -- A measure used to calculate the amount of each ANNUITY PAYOUT after the ANNUITY DATE. See Annuity payout.

BENEFICIARY -- The person you choose to receive any DEATH BENEFIT paid if you die before the ANNUITY DATE.

CONTRACTOWNER (you, your, owner) -- The person who can exercise the rights within the contract (e.g., decides on investment allocations, transfers, payout option, designates the BENEFICIARY, etc.) Usually, but not always, the owner is the ANNUITANT.

CONTRACT YEAR -- Each one-year period starting with the effective date of the contract and ending with each contract anniversary after that.

DEATH BENEFIT -- An amount payable to your designated BENEFICIARY if you die before the ANNUITY DATE.

LINCOLN LIFE -- The Lincoln National Life Insurance Company.

LNC -- Lincoln National Corporation.

LINCOLN NEW YORK (we, us, our) -- Lincoln Life & Annuity Company of New York.

PREMIUM PAYMENTS -- Amounts paid into the contract.

SAI -- Statement of Additional Information.

SUBACCOUNT -- The portion of the VAA that reflects investments in ACCUMULATION and ANNUITY UNITS of a particular fund available under the contract.

VALUATION DATE -- Each day the New York Stock Exchange (NYSE) is open for trading.

VALUATION PERIOD -- The period starting at the close of trading (currently
4:00 p.m. New York time) on each VALUATION DATE and ending at the close of such trading on the next VALUATION DATE.

EXPENSE TABLES
SUMMARY OF CONTRACTOWNER EXPENSES:

The maximum surrender charge (contingent deferred sales charge) as a percentage of PREMIUM PAYMENTS surrendered/ withdrawn: 6%

Transfer fee:                  $10

The surrender charge percentage is reduced over time. The later the redemption occurs, the lower the surrender charge with respect to that surrender or withdrawal. We may waive this charge in certain situations. See Charges and other deductions -- Surrender charge.

A market value adjustment (MVA) may be applied to surrenders or transfers (except for dollar cost averaging and account rebalancing) from a fixed account guarantee period amount. See Fixed side of the contract.

The transfer charge will not be imposed on the first 12 transfers during a CONTRACT YEAR. We reserve the right to charge a $10 fee for transfers over 12 times during any CONTRACT YEAR. Automatic dollar cost averaging and automatic rebalancing transfers are not included in these first twelve transfers.


ACCOUNT N ANNUAL EXPENSES FOR LINCOLN NEW YORK CHOICEPLUS SUBACCOUNTS:
(as a percentage of average account value)


Mortality and expense risk charge....................   1.25%
Administrative charge................................    .15%
                                                        ----
Total annual charge for each Delaware-Lincoln
  ChoicePlus SUBACCOUNT..............................   1.40%


FUND ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1999:
(as a percentage of each fund's average net assets):


                                                   MANAGEMENT                                   OTHER
                                                   FEES                                         EXPENSES
                                                   (AFTER ANY            -                  +   (AFTER ANY         =
                                                   WAIVERS/                     12b-1           WAIVERS/
                                                   REIMBURSEMENTS)              FEES            REIMBURSEMENTS)
                                                   ---------------              --------        ---------------
1.   AIM V.I. Capital Appreciation...............        0.62%                     N/A                 0.11%
2.   AIM V.I. Growth.............................        0.63                      N/A                 0.10
3.   AIM V.I. International Equity...............        0.75                      N/A                 0.22
4.   AIM V.I. Value..............................        0.61                      N/A                 0.15
5.   Alliance Growth (Class B)...................        0.75                     0.25                 0.12
6.   Alliance Growth and Income (Class B)........        0.63                     0.25                 0.09
7.   Alliance Premier Growth (Class B)...........        1.00                     0.25                 0.04
8.   Alliance Technology (Class B)...............        0.71                     0.25                 0.24
9.   AVIS Global Small Capitalization Class 2....        0.78                     0.25                 0.03
10.  AVIS Growth Class 2.........................        0.38                     0.25                 0.01
11.  AVIS Growth Income Class 2..................        0.34                     0.25                 0.01
12.  AVIS International Class 2..................        0.55                     0.25                 0.05
13.  Delaware GPF Emerging Markets Standard
      Class(2)...................................        1.19                      N/A                 0.28
14.  Delaware GPF Growth and Income Standard
      Class(2)...................................        0.60                      N/A                 0.11
15.  Delaware GPF High Yield Standard Class(2)...        0.65                      N/A                 0.07
16.  Delaware GPF REIT Standard Class(2).........        0.64                      N/A                 0.21
17.  Delaware GPF Select Growth Standard
      Class(2)...................................        0.75                      N/A                 0.06
18.  Delaware GPF Small Value Standard
      Class(2)...................................        0.75                      N/A                 0.10
19.  Delaware GPF Social Awareness Standard
      Class(2)...................................        0.70                      N/A                 0.15
20.  Delaware GPF Trend Standard Class...........        0.75                      N/A                 0.07
21.  Deutsche VIT Equity 500 Index...............        0.14                      N/A                 0.16
22.  Franklin Mutual Shares Securities
      Class 2(5)(9)..............................        0.60                     0.25                 0.19
23.  Franklin Small Cap Class 2(4)(9)............        0.55                     0.25                 0.27
24.  LN Bond.....................................        0.45                      N/A                 0.08
25.  LN Money Market.............................        0.48                      N/A                 0.11
26.  MFS Emerging Growth (Initial Class)(10).....        0.75                      N/A                 0.09(1)
27.  MFS Research (Initial Class)(10)............        0.75                      N/A                 0.11(1)

     TOTAL
     EXPENSES
     (AFTER ANY
     WAIVERS/
     REIMBURSEMENTS)
     ---------------
1.         0.73%
2.         0.73
3.         0.97
4.         0.76
5.         1.12
6.         0.97
7.         1.29
8.         1.20
9.         1.06
10.        0.64
11.        0.60
12.        0.85
13.
           1.47
14.
           0.71
15.        0.72
16.        0.85
17.
           0.81
18.
           0.85
19.
           0.85
20.        0.82
21.        0.30
22.
           1.04
23.        1.07
24.        0.53
25.        0.59
26.        0.84
27.        0.86

                                                   MANAGEMENT                                   OTHER
                                                   FEES                                         EXPENSES
                                                   (AFTER ANY            -                  +   (AFTER ANY         =
                                                   WAIVERS/                     12b-1           WAIVERS/
                                                   REIMBURSEMENTS)              FEES            REIMBURSEMENTS)
                                                   ---------------              --------        ---------------
28.  MFS Total Return (Initial Class)(10)........        0.75%                     N/A                 0.15%(1)
29.  MFS Utilities (Initial Class)(10)...........        0.75                      N/A                 0.16(1)
30.  Newport Tiger Fund..........................        0.49                      N/A                 0.31
31.  Templeton Growth Securities Fund Class 2
      (formerly Global Growth)(7)(8)(9)..........        0.83                     0.25                 0.05
32.  Templeton International Securities Fund
      Class 2(6)(9)..............................        0.69                     0.25                 0.19
33.  VIP: Equity-Income Initial Class(3).........        0.48                      N/A                 0.09
34.  VIP: Growth Initial Class(3)................        0.58                      N/A                 0.08
35.  VIP: Overseas Initial Class(3)..............        0.73                      N/A                 0.18
36.  VIP III Growth Opportunities Initial
      Class(3)...................................        0.58                      N/A                 0.11

     TOTAL
     EXPENSES
     (AFTER ANY
     WAIVERS/
     REIMBURSEMENTS)
     ---------------
28.        0.90%
29.        0.91
30.        1.21
31.
           1.13
32.
           1.13
33.        0.57
34.        0.66
35.        0.91
36.
           0.69



(1) Under the Advisory Agreement with Bankers Trust Company (the "Advisor"), the fund will pay an advisory fee at an annual percentage rate of 0.20% of the average daily net assets of the Equity 500 Index Fund. These fees are accrued daily and paid monthly. The Advisor has VOLUNTARILY undertaken to waive its fee and to reimburse the fund for certain expenses so that the fund's total operating expenses will not exceed 0.30% of average daily net assets. Without the reimbursement to the Funds for the year ended 12/31/99 total expenses would have been 0.43% for the Equity 500 Index Fund.



(2) Effective May 1, 2000 through October 31, 2000, DMC has VOLUNTARILY agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.80% for Devon, High Yield and Growth and Income; 0.85% for Global Bond, REIT, Select Growth, Small Cap Value, Social Awareness and Trend; 0.95% for International Equity; 1.50% for Emerging Markets. Without such an arrangement, the total operating expenses would have been 0.96% for REIT, 0.90% for Social Awareness, 0.94% for Social Awareness, and 1.53% for Emerging Markets. DMC voluntarily elected to cap its management fee for the Growth and Income Series at 0.60% indefinitely.



(3) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds', or FMR on behalf of certain funds' custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. The total operating expenses, after reimbursement would have been: Equity-Income 0.56%; Growth 0.65%; Growth Opportunities 0.68%.



(4) On 2/8/00, a merger and reorganization was approved that combined the assets of the fund with a similar fund of the Templeton Variable Products Series Fund, effective 5/01/00. On 2/8/00, fund shareholders approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.55%, Distribution and Service Fees 0.25%, Other Expenses 0.27% and Total Fund Operating Expenses 1.07%.



(5) On 2/8/00, a merger and reorganization was approved that combined the assets of the fund with a similar fund of the Templeton Variable Products Series Fund, effective 5/01/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as:
    Management Fees 0.60%, Distribution and Service Fees 0.25%, Other Expenses 0.19% and Total Fund Operating Expenses 1.04%.



(6) On 2/8/00, a merger and reorganization was approved that combined the assets of the fund with a similar fund of the Templeton International Equity Fund, effective 5/01/00. The shareholders of that fund approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.65%, Distribution and Service Fees 0.25%, Other Expenses 0.20% and Total Fund Operating Expenses 1.10%.



(7) On 2/8/00, a merger and reorganization was approved that combined the assets of the fund with a similar fund of the Templeton Variable Products Series Fund, effective 5/01/00. The table shows restated total expenses based on the new fees and assets of the fund as of 12/31/99, and not the assets of the combined fund. However, if the table reflected both the new fees and the combined assets, the fund's expenses after 5/1/00 would be estimated as: Management Fees 0.80%, Distribution and Service Fees 0.25%, Other Expenses 0.05% and Total Fund Operating Expenses 1.10%.



(8) The Fund administration fee is paid indirectly through the management fee.



(9) The fund's class 2 distribution plan or "rule 12b-1 plan" is described in the fund's prospectus. While the maximum amount payable under the fund's class 2 rule 12b-1 plan is 0.35% per year of the fund's average daily net assets, the Board of Trustees of Franklin Templeton Variable Insurance Products Trust has set the current rate at 0.25% per year.



(10) Each series has an expense offset arrangement which reduces the series' custodian fee based on the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangement and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had the fee reductions been taken into account, "Net Expenses" would be lower for certain series and would equal:
    0.83% for Emerging Growth Series; 0.85% for Research Series; 0.89% for Total Return Series; 0.90% for Utilities Series.



                                    EXAMPLES


                  (expenses of the SUBACCOUNTS and the funds)


If you surrender your contract at the end of the time period shown, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:



                                                                   1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                   ------   -------   -------   --------
1.   AIM V.I. Capital Appreciation Fund..........................   $82      $118      $147       $251
2.   AIM V.I. Growth Fund........................................    82       118       147        251
3.   AIM V.I. International Equity Fund..........................    85       126       159        276
4.   AIM V.I. Value Fund.........................................    82       119       148        254
5.   Alliance Premier Growth Portfolio...........................    88       136       176        308
6.   Alliance Growth and Income Portfolio........................    85       126       159        276
7.   Alliance Growth Portfolio...................................    86       130       167        291
8.   Alliance Technology Portfolio...............................    87       133       171        299
9.   AFIS Global Small Capitalization Fund.......................    86       128       164        285
10.  AFIS Growth Fund............................................    81       115       142        242
11.  AFIS International Fund.....................................    83       122       153        264
12.  AFIS Growth-Income Fund.....................................    81       114       140        238
13.  Deutsche VIT Equity 500 Index Fund..........................    78       105       124        205
14.  Delaware Premium Growth and Income Series...................    82       118       148        249
15.  Delaware Premium High Yield Series..........................    82       118       146        250
16.  Delaware Premium Emerging Markets Series....................    90       141       185        326
17.  Delaware Premium REIT Series................................    83       121       151        259
18.  Delaware Premium Select Growth Series.......................    83       122       153        264
19.  Delaware Premium Small Cap Value Series.....................    83       122       153        264
20.  Delaware Premium Social Awareness Series....................    83       121       152        261
21.  Delaware Premium Trend Series...............................    83       121       152        261
22.  Fidelity VIP Equity-Income Portfolio........................    85       128       163        283
23.  Fidelity VIP Growth Portfolio...............................    86       129       164        286
24.  Fidelity VIP Overseas Portfolio.............................    87       133       171        300
25.  Fidelity VIP III Growth Opportunities Portfolio.............    80       112       137        230
26.  Franklin Small Cap Securities Fund..........................    86       129       164        286
27.  Franklin Mutual Shares Securities Fund......................    85       128       163        283
28.  Templeton Growth Securities Fund (formerly Global Growth)...    84       122       154        265
29.  Templeton International Securities Fund.....................    84       124       156        269
30.  Liberty Variable Trust Newport Tiger Fund...................    87       133       171        300
31.  Lincoln National Bond Fund..................................    80       112       137        230
32.  Lincoln National Money Market Fund..........................    81       114       140        237
33.  MFS Variable Trust Emerging Growth Series...................    83       122       153        263
34.  MFS Variable Trust Research Series..........................    84       122       154        265
35.  MFS Variable Trust Total Return Series......................    84       124       156        269
36.  MFS Variable Trust Utilities Series.........................    84       124       156        270

If you do not surrender your contract, or if you annuitize, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return.



                                                                   1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                   ------   -------   -------   --------
1.   AIM V.I. Capital Appreciation Fund..........................   $22      $ 68      $117       $251
2.   AIM V.I. Growth Fund........................................    22        68       117        251
3.   AIM V.I. International Equity Fund..........................    25        76       129        276
4.   AIM V.I. Value Fund.........................................    22        69       118        254
5.   Alliance Premier Growth Portfolio...........................    28        85       146        308
6.   Alliance Growth and Income Portfolio........................    25        76       129        276
7.   Alliance Growth Portfolio...................................    26        80       137        291
8.   Alliance Technology Portfolio...............................    27        83       141        299
9.   AFIS Global Small Capitalization Fund.......................    26        70       134        285
10.  AFIS Growth Fund............................................    21        65       112        242
11.  AFIS International Fund.....................................    23        72       123        264
12.  AFIS Growth-Income Fund.....................................    21        64       110        238
13.  Deutsche VIT Equity 500 Index Fund..........................    19        55        94        205
14.  Delaware Premium Growth and Income Series...................    22        68       116        249
15.  Delaware Premium High Yield Series..........................    22        68       116        250
16.  Delaware Premium Emerging Markets Series....................    23        72       123        264
17.  Delaware Premium REIT Series................................    23        72       123        264
18.  Delaware Premium Select Growth Series.......................    23        71       121        259
19.  Delaware Premium Small Cap Value Series.....................    23        72       123        264
20.  Delaware Premium Social Awareness Series....................    23        72       123        264
21.  Delaware Premium Trend Series...............................    23        71       122        261
22.  Fidelity VIP Equity-Income Portfolio........................    21        63       109        234
23.  Fidelity VIP Growth Portfolio...............................    21        56       113        244
24.  Fidelity VIP Overseas Portfolio.............................    24        74       126        270
25.  Fidelity VIP III Growth Opportunities Portfolio.............    22        67       115        247
26.  Franklin Small Cap Securities Fund..........................    26        79       134        286
27.  Franklin Mutual Shares Securities Fund......................    25        78       133        283
28.  Templeton Growth Securities Fund (formerly Global Growth)...    26        80       137        292
29.  Templeton International Securities Fund.....................    26        80       137        292
30.  Liberty Variable Trust Newport Tiger Fund...................    27        83       141        300
31.  Lincoln National Bond Fund..................................    20        62       107        230
32.  Lincoln National Money Market Fund..........................    21        64       110        237
33.  MFS Variable Trust Emerging Growth Series...................    23        72       123        263
34.  MFS Variable Trust Research Series..........................    24        72       124        265
35.  MFS Variable Trust Total Return Series......................    24        74       126        269
36.  MFS Variable Trust Utilities Series.........................    24        74       126        270


We provide these examples to help you understand the direct and indirect costs and expenses of the contract.

For more information, see Charges and other deductions in this Prospectus, and in the Prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN.

SUMMARY

WHAT KIND OF CONTRACT AM I BUYING?

It is an individual annuity contract issued by LNY. It may provide for a fixed annuity and/or a variable annuity. This Prospectus describes the variable side of the contract. See The contracts.

WHAT IS THE VARIABLE ANNUITY ACCOUNT (VAA)?

It is a separate account we established under New York insurance law, and registered with the SEC as a unit investment trust. We allocate VAA assets to one or more SUBACCOUNTS, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which LNY may conduct. See Variable annuity account (VAA).

WHAT ARE MY INVESTMENT CHOICES?


Based upon your instruction, the VAA applies premium payments to buy shares in one or more of the following investment options: AIM V.I. Growth Fund, AIM V.I. Value Equity Fund, AIM V.I. International Equity Fund, AIM V.I. Capital Appreciation Fund, Alliance Growth and Income Portfolio, Alliance Growth Portfolio, Alliance Technology Portfolio, Alliance Premier Growth Portfolio, AFIS Global Small Capitalization Fund, AFIS Growth Fund, AFIS International Fund, AFIS Growth-Income Fund, BT Equity 500 Index Fund, Delaware Premium Growth & Income Series, Delaware Premium High Yield Series, Delaware Premium REIT Series, Delaware Premium Emerging Markets Series, Delaware Premium Small Cap Value Series, Delaware Premium Trend Series, Delaware Premium Social Awareness Growth Series, Delaware Premium Select Growth Series, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, Fidelity VIP Overseas Portfolio, Fidelity VIP III Growth Opportunities Portfolio, Liberty Newport Tiger Fund, Lincoln National Money Market Fund, Lincoln National Bond Fund, MFS Emerging Growth Series, MFS Research Series, MFS Total Return Series, MFS Utilities Series, Franklin Small Cap Investments Fund, Franklin Mutual Shares Securities Fund, Templeton International Fund, Templeton Global Growth Fund.


HOW DOES THE CONTRACT WORK?

If we approve your application, we will send you a contract. When make PREMIUM PAYMENTS during the accumulation phase, you buy ACCUMULATION UNITS. If you later decide to receive retirement income payments, your ACCUMULATION UNITS are converted to ANNUITY UNITS. We base your retirement income payments on the number of ANNUITY UNITS you received and the value of each ANNUITY UNIT on payout days. See Charges and other deductions -- The contracts.

WHAT CHARGES DO I PAY?

If you withdraw from your ANNUITY ACCOUNT, you pay a surrender or withdrawal charge which may range from 0% to 6%, depending upon how many CONTRACT YEARS your premium payments have been in the contract. We may waive surrender charges in certain situations. See Charges and other deductions -- Surrender charge.

We reserve the right to charge a $10 fee for transfers over 12 times during any CONTRACT YEAR, excluding automatic dollar cost averaging and automatic rebalancing program transfers.

The surrender or transfer of value from a fixed account guaranteed period may be subject to a market value adjustment (MVA). See Fixed side of the contract.

We will deduct any applicable premium tax from PREMIUM PAYMENTS or ANNUITY ACCOUNT VALUE at the time the tax is incurred or at another time we choose.

We apply an annual charge totaling 1.40% to the daily net asset value of the VAA. This charge includes 0.15% as an administrative charge and 1.25% as a mortality and expense risk charge. See Charges and other deductions. We may waive these charges in certain situations.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the funds' Prospectuses.

WHAT PREMIUM PAYMENTS DO I MAKE, AND HOW OFTEN?

Subject to minimum and maximum PREMIUM PAYMENT AMOUNTS, your PREMIUM PAYMENTS are completely flexible. See The contracts -- premium payments.

HOW WILL MY ANNUITY PAYOUTS BE CALCULATED?

If you decide to annuitize, you may select an annuity option and start receiving retirement income payments from your contract as a fixed option or variable option or a combination of both. See Annuity Payouts -- Annuity Options.

REMEMBER THAT PARTICIPANTS IN THE VAA BENEFIT FROM ANY GAIN, AND TAKE A RISK OF ANY LOSS IN THE VALUE OF THE SECURITIES IN THE FUNDS' PORTFOLIOS.

WHAT HAPPENS IF I DIE BEFORE I ANNUITIZE?

Your BENEFICIARY will receive the greatest of the PREMIUM PAYMENTS, ANNUITY ACCOUNT VALUE or the highest ANNUITY ACCOUNT VALUE as of the most recent CONTRACT ANNIVERSARY occurring on or before the CONTRACTOWNER'S 80th birthday. Your BENEFICIARY has options as to how the DEATH BENEFIT is paid. See The contracts -- death benefit before the ANNUITY DATE.

MAY I TRANSFER CONTRACT VALUE AMONG VARIABLE OPTIONS AND BETWEEN THE FIXED SIDE AND VARIABLE SIDE OF THE CONTRACT?

Yes, with certain limits. See The contracts -- Transfers between SUBACCOUNTS on or before the ANNUITY DATE; Transfers after the ANNUITY DATE; and Transfers to and from a Fixed Account on or before the ANNUITY DATE.

MAY I SURRENDER THE CONTRACT OR MAKE A WITHDRAWAL?

Yes, subject to contract requirements and to restrictions of any qualified retirement plan for which the contract was purchased. See The Contracts -- Surrenders and withdrawals. If you surrender the contract or make a withdrawal, certain charges may apply. In addition, if you decide to take a distribution before age 59-1/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or withdrawal may also be subject to 20% withholding. See Federal tax matters.

DO I GET A FREE LOOK AT THIS CONTRACT?

Yes. You can cancel the contract within ten days of the date you first received the contract. You need to return the contract, postage prepaid, to our Servicing Office. You assume the risk of any market drop on PREMIUM PAYMENTS you allocate to the variable side of the contract. See Return privilege.

CONDENSED FINANCIAL INFORMATION FOR THE VARIABLE ANNUITY ACCOUNT

ACCUMULATION UNIT VALUES


No condensed financial information for the VAA is presented because as of December 31, 1999, the Account had not yet commenced operations.


FINANCIAL STATEMENTS


The audited statutory-basis financial statements of LNY as of December 31, 1999 and 1998 and for each of the three years ended December 31, 1999 may be found in the Statement of Additional Information. No financial statements are included for the VAA because as of December 31, 1999, the Account had not yet commenced operations.


LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LNY is a life insurance company founded in New York on June 6, 1996. LNY is a subsidiary of LINCOLN LIFE. LINCOLN LIFE is one of the largest stock life insurance companies in the United States. LINCOLN LIFE, an Indiana corporation, is owned by Lincoln National Corp. (LNC) which is also organized under Indiana law. LNC's primary businesses are insurance and financial services.

VARIABLE ANNUITY ACCOUNT (VAA)

On March 11, 1999, the VAA was established as an insurance company separate account under New York law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise the VAA or LNY. The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of LNY. The VAA satisfies the definition of separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA may be used to support other contracts offered by LNY in addition to the contracts described in this Prospectus.

INVESTMENTS OF THE VARIABLE ANNUITY ACCOUNT

You decide the SUBACCOUNT(S) to which you allocate PREMIUM PAYMENTS. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. Each fund is required to redeem fund shares at net asset value upon our request. We reserve the right to add, delete or substitute funds, subject to compliance with applicable law.


INVESTMENT ADVISORS



The investment advisors of the funds are:



AIM Variable Insurance Funds, Inc. ("AIM V.I. Funds"), managed by A I M Advisors, Inc.



Alliance Variable Products Series Fund is managed by Alliance Capital Management, L.P.



American Funds Insurance Series is managed by Capital Research and Management Company.



BT Insurance Funds Trust (the "BT Insurance Trust") managed by Bankers Trust Company.



Delaware Group Premium Fund Inc., ("Delaware Group"), managed by Delaware Management Company. The Social Awareness Series is sub-advised by Vantage Investment Advisors. The REIT Series is sub-advised by Lincoln Investment Management. The International and Emerging Markets are managed by Delaware International Advisers Ltd.



Variable Insurance Products Fund ("Fidelity VIP") and Variable Insurance Products Fund III ("Fidelity VIP III") managed by Fidelity Management & Research Company.



Franklin Templeton Variable Insurance Products Trust -- Franklin Small Cap is managed by Franklin Advisers, Inc.; Mutual Shares Securities is managed by Franklin Mutual Advisers, LLC; Templeton Growth Securities is managed by Templeton Global Advisors Limited; Templeton International Securities is managed by Templeton Investment Counsel, Inc.



Liberty Variable Investment Trust ("Liberty Variable Trust") managed by Liberty Advisory Series Corp., and sub-advised by Colonial Management Associates, Inc. and Newport Fund Management, Inc.



Lincoln National Bond Fund, Inc., and Lincoln National Money Market Fund, Inc., managed by Lincoln Investment Management, Inc.

MFS -- Variable Insurance Trust ("MFS Variable Trust") managed by Massachusetts Financial Services Company.


As compensation for their services to a fund, the investment advisors receive a fee from each fund, which is accrued daily and paid monthly. This fee is based on the net assets of each fund.

With respect to a fund, the advisor and/or distributor, or an affiliate thereof, may compensate LNY or an affiliate for administrative, distribution, or other services. It is anticipated that such compensation will be based on assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by LNY or an affiliate.

The funds' shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies (mixed funding) issued through separate accounts of LNY and other life insurance companies (shared funding). The funds do not foresee any disadvantage to CONTRACTOWNERS arising out of mixed or shared funding. Nevertheless, the funds' Boards intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices.

DESCRIPTION OF THE FUNDS

Certain funds offered under this contract have similar investment objectives and policies to other portfolios managed by the advisor or sub-advisor. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the advisor or sub-advisor. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the advisor or sub-advisor.

Following are brief summaries of the investment objectives and policies of the funds. Each fund is subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund. More detailed information may be obtained from the current Prospectus for the fund which accompanies or precedes this Prospectus. PLEASE BE ADVISED THAT THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

  1. AIM V.I. Growth Fund: Seeks growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum.

  2. AIM V.I. International Equity Fund: Seeks to provide long-term growth of capital by investing in a diversified portfolio of international equities whose issuers are considered to have strong earnings momentum.

  3. AIM V.I. Value Fund: Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by its investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to the current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

  4. AIM V.I. Capital Appreciation Fund: Seeks growth of capital through investment in common stocks, with emphasis on medium and small-sized growth companies. The investment advisor will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes that should enhance such companies prospects' for future growth in earnings.


  5. Alliance Premier Growth Portfolio: Seeks long-term growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth.



  6. Alliance Growth and Income Portfolio: Seeks reasonable current income and reasonable appreciation through investments primarily in dividend-paying common stocks of good quality. The portfolio also may invest in fixed-income securities and convertible securities.



  7. Alliance Growth Portfolio: Seeks to provide long-term growth of capital. Current income is only an incidental consideration. The portfolio invests primarily in equity securities of companies with favorable earnings outlooks, which have long-term growth rates that are expected to exceed that of the U.S. economy over time.



  8. Alliance Technology Portfolio: Emphasizes growth of capital and invests for capital appreciation. Current income is only an incidental consideration. The portfolio may seek income by writing listed call options. The portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes).



  9. AFIS Global Small Capitalization Fund: Seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



  10. AFIS Growth Fund: Seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



  11. AFIS International Fund: Seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



  12. AFIS Growth and Income Fund: Seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.



  13. Deutsche VIT Equity 500 Index Funds: Seeks to match the performance of the stock market as represented by Standard & Poor's 500-Registered Trademark-Index, before fund expenses.


  14. Delaware Premium Growth and Income Series: Seeks the highest possible total return by investing in stocks that exhibit the potential for growth while providing higher than average dividend income.


  15. Delaware Premium High Yield Series: Seeks total return and, as a secondary objective, a high current income. The Series invests in rated and unrated corporate bonds (including high-risk, high-yield bonds commonly known as junk bonds), foreign bonds, U.S. government securities and commercial paper. An investment in this series may involve greater risks than an investment in a portfolio comprised primarily of investment grade bonds.


  16. Delaware Premium Emerging Markets Series: Seeks long-term growth by investing primarily in stocks of companies located or operating in emerging or developing countries.


  17. Delaware Premium Select Growth Series: Seeks long-term capital appreciation by primarily investing in common stocks of companies that have the potential for high earnings growth. Companies of any size are considered, as long as they are larger than $300 million in market capitalization.



  18. Delaware Premium REIT Series: Seeks to achieve maximum long-term total return by investing primarily in the securities of real estate investment trusts and real estate operating companies.



  19. Delaware Premium Small Cap Value Series: Seeks growth by investing primarily in stocks of small cap companies whose market values appear low relative to underlying value or future earnings and growth potential.



  20. Delaware Premium Trend Series: Seeks long-term growth by investing primarily in stocks of small companies and convertible securities of emerging and other growth-oriented companies.



  21. Delaware Premium Aggressive Growth Series: Seeks long-term capital appreciation by primarily investing in common stocks of companies that have the potential for high earnings growth. Companies of any size are considered, as long as they are larger than $300 million in market capitalization.



  22. Fidelity VIP Equity-Income Portfolio: Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard and Poor's 500 Index (S&P 500).



  23. Fidelity VIP Growth Portfolio: Seeks long-term capital appreciation. The portfolio normally purchases common stocks.



  24. Fidelity VIP Overseas Portfolio: Seeks long-term growth of capital by investing primarily in foreign securities.



  25. Fidelity VIP III Growth Opportunities Portfolio: Seeks capital growth by investing primarily in common stocks.



  26. Franklin Small Cap Securities Fund: Seeks long-term capital growth by investing in equity securities of U.S. small cap growth companies. Small cap companies are generally those with market cap values of less than $1.5 billion at time of purchase.



  27. Franklin Mutual Shares Securities Fund: Seeks capital appreciation with income as a secondary goal. It invests in equity securities of companies that the manager believes are available at market prices less than their actual value on certain recognized or objective criteria.



  28. Liberty Newport Tiger Fund: Seeks long-term capital growth by investing primarily in the stocks of high quality international companies located in the nine "Tigers" of Asia: Hong Kong, China, Singapore, Malaysia, Thailand, Indonesia, the Philippines, South Korea and Taiwan.

  29. Lincoln National Bond Fund: Seeks maximum current income consistent with prudent investment strategy. The fund invests primarily in medium- and long-term corporate and government bonds.



  30. Lincoln National Money Market Fund: Seeks maximum current income consistent with the preservation of capital. The fund invests in short-term obligations issued by U.S. corporations; the U.S. Government; and federally chartered banks and U.S. branches of foreign banks.



  31. MFS Emerging Growth Series: Seeks to provide long-term growth by investing primarily in the common stocks of companies the managers believe are in the early stages of their life cycle but which have the potential to become major enterprises.



  32. MFS Research Series: Seeks long-term growth and future income by investing primarily in equity companies believed to possess better than average prospects for long-term growth. A committee of investment research analysts selects the securities for the fund, with individual analysts responsible for choosing securities within an assigned industry.



  33. MFS Total Return Series: Seeks to provide above-average income consistent with the prudent employment of capital and to provide a reasonable opportunity for capital growth and income. The fund invests in a broad range of securities, including short-term obligations, and may be diversified not only by company and industry, but also by security type.



  34. MFS Utilities Series: Seeks capital growth and current income by investing the majority of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.



  35. Templeton International Securities Fund: Seeks long-term capital growth. It invests primarily in stocks of companies outside the United States, including emerging markets. Any income realized will be incidental.



  36. Templeton Growth Securities Fund: Seeks long-term capital growth. It invests primarily in equity securities issued by companies, large and small, in various nations throughout the world, including the United States and emerging markets.


FUND SHARES

We will purchase shares of the funds at net asset value and direct them to the appropriate SUBACCOUNTS of the VAA. We will redeem sufficient shares of the appropriate funds to pay ANNUITY PAYOUTS, DEATH BENEFITS, surrender/ withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one SUBACCOUNT to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.


When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.



The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various CONTRACTOWNERS participating in a fund could conflict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the Prospectuses for the funds.


Shares of the funds are not sold directly to the general public. They are sold to LNY, and may be sold to other insurance companies, for investment of the assets of the SUBACCOUNTS established by those insurance companies to fund variable annuity and variable life insurance contracts.

REINVESTMENT OF DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to CONTRACTOWNERS as additional units, but are reflected as changes in unit values.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS


WE RESERVE THE RIGHT, WITHIN THE LAW, TO MAKE ADDITIONS, DELETIONS AND SUSTITUTIONS FOR THE FUNDS IN WHICH THE VAA PARTICIPATES. We may substitute shares of other funds for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract. We cannot substitute shares of one fund for another without the approval by the SEC. We will also notify you.


CHARGES AND OTHER DEDUCTIONS

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. More particularly, our administrative services include: processing applications for and issuing the contracts, processing purchases and redemptions of fund shares as required (including dollar cost averaging, account rebalancing and automatic withdrawal services), maintaining records, administering ANNUITY PAYOUTS, furnishing accounting and valuation services (including the calculation and monitoring of daily SUBACCOUNT values), reconciling and depositing cash receipts, providing contract confirmations, providing toll-free inquiry services and furnishing telephone fund transfer services. The risks we assume include: the risk that ANNUITANTS receiving ANNUITY PAYOUTS under contract live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed); the risk that more owners than expected will qualify for waivers of the surrender charge; and the risk that our costs in providing the services will exceed our revenues from the contract charges (which we cannot change). The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the surrender charge collected may not fully cover all of the sales and distribution expenses actually incurred by us.


DEDUCTIONS FROM THE VAA FOR LINCOLN NEW YORK CHOICEPLUS

We deduct from the VAA an amount, computed daily, which is equal to an annual rate of 1.40% of the average daily net assets. The charge consists of a 0.15% administrative charge and a 1.25% mortality and expense risk charge.

SURRENDER CHARGE
A surrender charge applies (except as described below) to surrenders and withdrawals of PREMIUM PAYMENTS that have been invested for the periods indicated as follows:

                       Number of complete CONTRACT YEARS that a
                       PREMIUM PAYMENT has been invested
---------------------------------------------------------------
                       Less than       At least
                       One year        1 2 3 4 5 6 7+
Surrender charge as a
  percentage of the
  PREMIUM PAYMENTS
  surrendered or
  withdrawn            6%              6 5 4 3 2 1 0

A surrender charge does not apply to:

  1. A surrender or withdrawal of PREMIUM PAYMENTS that have been invested for more than seven full CONTRACT YEARS;

  2. Withdrawals of ANNUITY ACCOUNT VALUE during a CONTRACT YEAR to the extent that the total ANNUITY ACCOUNT VALUE withdrawn during the current contract year does not exceed 15% of PREMIUM PAYMENTS;


  3. Electing an annuity option available within the contract;


  4. The surviving spouse's assuming ownership of the contract as a result of the death of the original owner;

  5. A surrender amount equal to a maximum of 75% of the ANNUITY ACCOUNT VALUE as a result of 180 days of continuous confinement of the CONTRACTOWNER in an accredited nursing home or equivalent health care facility subsequent to the effective date of the contract;


  6. A surrender of the contract as a result of the death of the CONTRACTOWNER, JOINT OWNER OR ANNUITANT. However, the surrender charge is not waived as a result of the death of an ANNUITANT who is not the CONTRACTOWNER.



For purposes of calculating the surrender charge on withdrawals on contracts where the CONTRACTOWNER is not a Charitable Remainder Trust, LNY assumes that:



a. the FREE AMOUNT will be withdrawn from PURCHASE PAYMENTS on a "first in-first out (FIFO)" basis.



b. Prior to the seventh anniversary of the contract, any amount withdrawn above the FREE AMOUNT during a CONTRACT YEAR will be withdrawn in the following order:



  1. from PURCHASE PAYMENTS (on a FIFO basis) until exhausted; then



  2. from earnings.



c. On or after the seventh anniversary of the contract, any amount withdrawn above the FREE AMOUNT during a CONTRACT YEAR will be withdrawn in the following order:



  1. from PURCHASE PAYMENTS (on a FIFO basis) to which a surrender charge no longer applies until exhausted; then



  2. from earnings until exhausted; then



  3. from PURCHASE PAYMENTS (on a FIFO basis) to which a surrender charge still applies.



For purposes of calculating the surrender charge on withdrawals on contracts where the CONTRACTOWNER is a Charitable Remainder Trust, LNY assumes that:



a. the FREE AMOUNT will be withdrawn from PURCHASE PAYMENTS on a FIFO basis.



b. Any amount withdrawn above the FREE AMOUNT during a CONTRACT YEAR will be withdrawn in the following order:



  1. from PURCHASE PAYMENTS (on a FIFO basis) to which a surrender charge no longer applies until exhausted; then

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  2. from earnings until exhausted; then



  3. from PURCHASE PAYMENTS (on a FIFO basis) to which a surrender charge still applies.



The surrender charge is calculated separately for each CONTRACT YEAR'S PURCHASE PAYMENTS to which a charge applies. The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when CONTRACTOWNERS surrender or withdraw before distribution costs have been recovered.



If the CONTRACTOWNER is a corporation or other non-individual (non-natural person), the ANNUITANT or joint annuitant will be considered the CONTRACTOWNER or joint owner for purposes of determining when a surrender charge does not apply.


TRANSFER FEE

We reserve the right to impose a $10 fee for transfers over 12 times during any CONTRACT YEAR. Automatic dollar cost averaging and automatic rebalancing transfers are not included in the limit of twelve transfers.

RIDER CHARGES

A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement. See the rider for any applicable fee or expense.

DEDUCTIONS FOR PREMIUM TAXES

Any premium tax or other tax levied by any government entity with respect to the contracts will be deducted from the ANNUITY ACCOUNT VALUE when incurred, or at another time of our choosing.


The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence. The tax ranges from 0% to 3.5%.


OTHER CHARGES AND DEDUCTIONS

Deductions from and expenses paid out of the assets of each underlying fund are more fully described in the Prospectus for each fund.

ADDITIONAL INFORMATION

We may reduce or eliminate the administrative and surrender charges and the account fees described previously for any particular contract. However, we will do so only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges.

THE CONTRACTS

PURCHASE OF CONTRACTS

If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. We review the completed application and decide whether to accept or reject it. If we accept it, a CONTRACT is prepared and executed by our legally authorized officers. We then send the CONTRACT to you through your sales representative. See Distribution of the contracts.

When a completed application and all other information necessary for processing a purchase order is received, an initial PREMIUM PAYMENT will be priced no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold the initial PREMIUM PAYMENT for no more than five business days. If the incomplete application cannot be completed within those five days, you will be informed of the reasons, and the PREMIUM PAYMENT will be returned immediately. Once the application is complete, the initial PREMIUM PAYMENT must be priced within two business days.

WHO CAN INVEST?


To apply for a contract, you must be of legal age in New York where the contracts may be lawfully sold and also be eligible to participate in any of the qualified or nonqualified plans for which the contracts are designed. The CONTRACTOWNER cannot be older than age 89 at the time of application. The maximum annuitization age is 90.


PREMIUM PAYMENTS


PREMIUM PAYMENTS are payable to us at a frequency and in an amount selected by you in the application. The minimum initial PREMIUM PAYMENT is $10,000 for nonqualified contracts and Section 403(b) transfers/rollovers to IRAs; and $2,000 for other qualified contracts. The minimum annual amount for additional PREMIUM PAYMENTS for nonqualified and qualified contracts is $25 if transmitted electronically; otherwise the minimum amount is $100. There is no set maximum for additional PREMIUM PAYMENTS. However, PREMIUM PAYMENTS in excess of $1,000,000 require pre-approval by LNY. LNY also reserves the right to limit aggregate premium payments to $2,000,000. If you stop making PREMIUM PAYMENTS for three consecutive years, and the ANNUITY ACCOUNT VALUE decreases to less than $2,000, we may terminate the contract as allowed by New York non-forfeiture law for deferred annuities and pay the CONTRACTOWNER an adjusted ANNUITY ACCOUNT VALUE.


We will notify the CONTRACTOWNER at least 30 days in advance of the intended action. During the notification period, the CONTRACTOWNER may make additional PREMIUM PAYMENTS to meet the minimum value requirements and to avoid cancellation of the contract.

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
VALUATION DATE


ACCUMULATION and ANNUITY units will be valued once daily at the close of trading (currently) 4:00 p.m., New York time) on each day the New York Stock Exchange is open (VALUATION DATE). On any date other than a VALUATION DATE, the ACCUMULATION UNIT value and the ANNUITY UNIT value will not change.


ALLOCATION OF PREMIUM PAYMENTS

PREMIUM PAYMENTS are placed, according to your instructions into either (a) one or more fixed account(s), or (b) one or more of the VAA'S SUBACCOUNTS, each of which invests in shares of its corresponding fund.

The minimum amount of any PREMIUM PAYMENT that can be put into any one variable SUBACCOUNT is $50, or $2,000 for a fixed account. No allocation can be made that would result in a variable SUBACCOUNT of less than $50, or that would result in a fixed account of less than $2,000. Upon allocation to a VAA SUBACCOUNT, PREMIUM PAYMENTS are converted into ACCUMULATION UNITS. The number of ACCUMULATION UNITS credited is determined by dividing the amount allocated to each SUBACCOUNT by the value of an ACCUMULATION UNIT for that SUBACCOUNT on the VALUATION DATE on which the PREMIUM PAYMENT is received at our servicing office if received before 4:00 p.m., New York time. If the PREMIUM PAYMENT is received at or after 4:00 p.m., New York time, we will use the ACCUMULATION UNIT value computed on the next VALUATION DATE. The number of ACCUMULATION UNITS determined in this way is not changed by any subsequent change in the value of an ACCUMULATION UNIT. However, the dollar value of an ACCUMULATION UNIT will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

VALUATION OF ACCUMULATION UNITS

PREMIUM PAYMENTS allocated to the VAA are converted into ACCUMULATION UNITS. This is done by dividing each PREMIUM PAYMENT by the value of an ACCUMULATION UNIT for the VALUATION PERIOD during which the PREMIUM PAYMENT is allocated to the VAA. The ACCUMULATION UNIT value for each SUBACCOUNT was or will be established at the inception of the SUBACCOUNT. It may increase or decrease from VALUATION PERIOD to VALUATION PERIOD. The ACCUMULATION UNIT value for a SUBACCOUNT for a later VALUATION PERIOD is determined as follows:

(1) The total value of the fund shares held in the SUBACCOUNT is calculated by multiplying the number of fund shares owned by the SUBACCOUNT at the beginning of the VALUATION PERIOD by the net asset value per share of the fund at the end of the VALUATION PERIOD, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the VALUATION PERIOD; minus

(2) The liabilities of the SUBACCOUNT at the end of the valuation period; these liabilities include daily charges imposed on the SUBACCOUNT, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

(3) The result of (2) is divided by the number of SUBACCOUNT units outstanding at the beginning of the valuation period.

The charges imposed on a SUBACCOUNT for any VALUATION PERIOD are equal to the sum of the daily mortality and expense risk charge and the daily administrative charge, multiplied by the number of calendar days in the VALUATION PERIOD.

TRANSFERS BETWEEN SUBACCOUNTS ON OR BEFORE THE ANNUITY DATE

You may transfer all or a portion of your investment from one SUBACCOUNT to another. A transfer involves the surrender of ACCUMULATION UNITS in one SUBACCOUNT and the purchase of ACCUMULATION UNITS in the other SUBACCOUNT. A transfer will be done using the respective ACCUMULATION UNIT values determined at the end of the VALUATION DATE on which the transfer request is received. We reserve the right to impose a $10 fee for transfers after the first 12 times during a CONTRACT YEAR.

The minimum amount that may be transferred between subaccounts is $100 per SUBACCOUNT. If the transfer from a SUBACCOUNT would leave you with less than $50 in the SUBACCOUNT, we may transfer the entire balance of the SUBACCOUNT. Transfers will also be subject to any restrictions that may be imposed by the funds themselves.

A transfer request may be made in writing to our Servicing Office.

When thinking about a transfer of ANNUITY ACCOUNT VALUE, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time. LNY may refuse to permit more than twelve transfers in any year and may modify the transfer provisions of the contract. This contract is not designed for professional market timing organizations or other entities using programmed and frequent transfers.

Repeated patterns of frequent transfers are disruptive to the operation of the sub-accounts, and should LNY become aware of such disruptive practices, LNY may refuse to permit more than 12 transfers in any year and may modify the transfer provisions of the contract.

We may delay transfer as permitted by the 1940 Act.

TRANSFERS TO AND FROM A FIXED ACCOUNT ON OR BEFORE THE ANNUITY DATE

You may transfer all or any part of the ANNUITY ACCOUNT VALUE from the SUBACCOUNT(S) to the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the

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SUBACCOUNT if less than $2,000. However, if a transfer from a SUBACCOUNT would leave you with less than $50 in the SUBACCOUNT, we may transfer the total amount to the fixed side of the contract.

You may also transfer all or any part of the ANNUITY ACCOUNT VALUE from a fixed account to the various SUBACCOUNT(S) subject to the following restrictions:
(1) the sum of the percentages of a fixed account transferred is limited to 15% of the value of that fixed account in any contract year and, (2) the minimum amount transferred is $2,000 (or the amount in the fixed account, if less).

Currently, there is no charge to you for a transfer. However, we reserve the right to impose a charge in the future for any transfers in excess of 12 times per contract year. Transfers of all or a portion of a fixed account (other than dollar cost averaging) may be subject to a MVA.

We may delay transfer as permitted by the 1940 Act.

TRANSFERS AFTER THE ANNUITY DATE

You may transfer all or a portion of your investment in one SUBACCOUNT to another SUBACCOUNT in the VAA or to the fixed side of the contract. Those transfers will be limited to three times per CONTRACT YEAR. Currently, there is no charge for those transfers. However, we reserve the right to impose a charge. NO TRANSFERS ARE ALLOWED FROM THE FIXED SIDE OF THE CONTRACT TO THE SUBACCOUNTS.

DEATH BENEFIT BEFORE THE ANNUITY DATE

You may designate a BENEFICIARY during your lifetime and change the BENEFICIARY by filing a written request with our Servicing Office. Each change of beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of BENEFICIARY.

If you die before the annuity date, the DEATH BENEFIT will be equal to the greatest of: the VALUE for the valuation period during which the death benefit election becomes effective; the sum of all PREMIUM PAYMENTS less the sum of all withdrawals; or the highest ANNUITY ACCOUNT VALUE as of any contract anniversary occurring on or before the CONTRACTOWNER'S 80th birthday, adjusted for any subsequent PREMIUM PAYMENTS, withdrawals and charges made since the contract anniversary.


On or after your 89th birthday, the amount of any DEATH BENEFIT will be the greater of: the ANNUITY ACCOUNT VALUE for the valuation period during which the death benefit election becomes effective; or the sum of all PREMIUM PAYMENTS less the sum of all withdrawals.


The amount of the DEATH BENEFIT will be determined as of the date on which we receive all of the following requirements: (1) proof, satisfactory to us, of the death of the CONTRACTOWNER; (2) written election of a method of settlement; and
(3) our receipt of any other required claim forms, fully completed.

Unless you have already selected a settlement option, the BENEFICIARY may elect to receive payment of the DEATH BENEFIT either in the form of a lump settlement or an annuity payout.

If a lump sum settlement is requested, the proceeds will be mailed within seven days of receipt of satisfactory claim documentation as discussed previously, subject to laws and regulations governing payment of DEATH BENEFITS. If an election has not been made by the end of a 60-day period, a lump sum settlement will be made to the BENEFICIARY at that time. This payment may be postponed as permitted by the 1940 Act.

We will follow the applicable laws and regulations governing payment of DEATH BENEFITS.

Unless otherwise provided in the BENEFICIARY designation, one of the following procedures will take place on the death of a BENEFICIARY.

1. The interest of any BENEFICIARY who dies before the CONTRACTOWNER will go to any other BENEFICIARIES named, according to their respective interests (there are no restrictions on the BENEFICIARY'S use of the proceeds); and/ or

2. If no BENEFICIARY survives the CONTRACTOWNER, the proceeds will be paid to the CONTRACTOWNER'S estate.

The DEATH BENEFIT payable to the BENEFICIARY must be distributed within five years after the contractowner dies unless the BENEFICIARY begins receiving it within one year of the CONTRACTOWNER'S death in the form of a life annuity over an annuity for a designated period not extending beyond the BENEFICIARY'S life expectancy. This payment may be postponed as permitted by the 1940 Act.

If the BENEFICIARY is the spouse of the CONTRACTOWNER, then the spouse may elect to continue as owner. If the CONTRACTOWNER is a corporation or other non-individual (non-natural person), the death of the annuitant will be treated as death of the CONTRACTOWNER and the above distribution rules will apply.

DEATH OF ANNUITANT

If the ANNUITANT dies before the ANNUITY DATE, and the annuitant is not the CONTRACTOWNER, then the CONTRACTOWNER (if a natural person) may select a new ANNUITANT. The CONTRACTOWNER will become the new ANNUITANT until a new person has been selected. If the CONTRACTOWNER is not a natural person, then the death benefit will be based on the ANNUITANT and will be paid upon due proof of the ANNUITANT'S death.

If the ANNUITANT dies after the ANNUITY DATE, the death benefit, if any, will be paid based on the annuity option selected. LNY will require proof of the ANNUITANT'S death. Under any option providing for guaranteed payouts, the number of payouts which remain unpaid at the date of the ANNUITANT'S death (or surviving ANNUITANT'S death in the case of a joint life annuity) will be paid to your BENEFICIARY as payouts become due.

SURRENDERS AND WITHDRAWALS

Before the ANNUITY DATE, we will allow the surrender of the contract or a withdrawal of the ANNUITY ACCOUNT upon your written request, subject to the rules discussed below. Surrender or withdrawal rights after the ANNUITY DATE depend upon the annuity option you select.

The amount available upon the surrender/withdrawal is the cash surrender value (ANNUITY ACCOUNT, plus or minus any market value adjustment, less any applicable surrender charges, account fees and premium tax charges) at the end of the VALUATION PERIOD during which the written request for surrender/withdrawal is received at our Servicing Office. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all SUBACCOUNTS within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total ANNUITY ACCOUNT. As long as surrender charges apply, the maximum amount which can be withdrawn is 15% of your PREMIUM PAYMENTS per contract year without incurring any surrender charges and the remaining ANNUITY ACCOUNT VALUE must be at least $1,000. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Servicing Office. The payment may be postponed as permitted by the 1940 Act.

The tax consequences of a surrender/withdrawal are discussed later in this booklet. See Federal tax matters.

We may terminate the contract, if your PREMIUM PAYMENT frequency or your ANNUITY ACCOUNT VALUE falls below New York's minimum standards.

DELAY OF PAYMENTS

Contract proceeds from the VAA will be paid within seven days, except (i) when the NYSE is closed (except weekends and holidays); (ii) times when the market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or (iii) when the SEC so orders to protect CONTRACTOWNERS.

REINVESTMENT PRIVILEGE

You may, only once, elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, and we will recredit the surrender/withdrawal charges previously deducted. You must make this election within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this Prospectus. You must represent that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this Prospectus are designed. The number of ACCUMULATION UNITS which will be credited when the proceeds are reinvested will be based on the value of the ACCUMULATION UNIT(S) on the next VALUATION DATE. This computation will occur following receipt of the proceeds and request for reinvestment at the Servicing Office. You may use the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions. You should consult a tax advisor before you request a surrender/withdrawal or subsequent reinvestment purchase.

AMENDMENT OF CONTRACT

We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. Any changes are subject to prior approval by the New York Superintendent of Insurance. You will be notified in writing of any changes, modifications or waivers.

COMMISSIONS

The commissions paid to dealers are a maximum of 7.0% of each PREMIUM PAYMENT. In some instances, commissions on deposits may be lowered by as much as 2.50% and replaced by a commission of up to .65% of annual ANNUITY ACCOUNT VALUES. LNY will incur all other promotional or distribution expenses associated with the marketing of the contracts. These commissions are not deducted from PREMIUM PAYMENTS or ANNUITY ACCOUNT VALUE, they are paid by us.

OWNERSHIP


The Owner on the date of issue will be the person designated in the contract specifications. If no owner is designated, the annuitants(s) will be the owner. The owner may name a Joint Owner. Joint owner(s) shall be treated as having equal, individed interests in the contract, including rights of survivorship. Either joint owner, independently of the other, may exercise any ownership rights in the contract.



As CONTRACTOWNER, you have all rights under the contract. According to New York law, the assets of the VAA are held for the exclusive benefit of all CONTRACTOWNERS and their designated BENEFICIARIES; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified CONTRACTS may not be assigned or transferred except as permitted by the Employee Retirement Income Security Act of 1974 (ERISA) and upon written notification to us. Non-qualified CONTRACTS may not be collaterally assigned. We assume no responsibility for the validity or effect of any assignment. An assignment affects the death benefit calculated under the contract. Consult your tax advisor about the tax consequences of an assignment.


For non-qualified contracts, in accordance with Code Section 72(u), a deferred annuity contract held by a corporation or other entity that is not a natural person is not treated as an annuity contract for tax purposes.

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Income on the contract is treated as ordinary income received by the owner during the taxable year. But in accordance with Code Section 72(u), an annuity contract held by a trust or other entity as agent for a natural person is considered held by a natural person.

CONTRACTOWNER QUESTIONS


The obligations to purchasers under the contracts are those of LNY. Questions about your contract should be directed to us at 1-888-868-2583.


ANNUITY PAYOUTS

When you apply for a contract, you may select any ANNUITY DATE permitted by law which must be on or before the CONTRACTOWNER'S 90th birthday. (PLEASE NOTE THE FOLLOWING EXCEPTION: Contracts issued under qualified employee pension and profit-sharing trusts [described in the Section 401(a) and tax exempt under
Section 501(a) of the tax code] and qualified annuity plans [described in
Section 403(a) of the tax code], including H.R. 10 trusts and plans covering self-employed individuals and their employees, provide for annuity payouts to start at the date and under the option specified.)

The contract provides optional forms of payouts of annuities (annuity options), which are payable on a variable basis, fixed basis or a combination of both as you specify. The contract provides that all or part of the ANNUITY ACCOUNT VALUE may be used to purchase an annuity. You may elect ANNUITY PAYOUTS in monthly, quarterly, semiannual or annual installments. If the payouts from any SUBACCOUNT would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.

ANNUITY OPTIONS

CONTRACT CALLS THIS "SETTLEMENT OPTIONS"

LIFE ANNUITY. A periodic payout during the lifetime of the ANNUITANT and ends with the last payout before the death of the ANNUITANT. This option offers the highest periodic payout since there is no guarantee of a minimum number of payments or provision for a DEATH BENEFIT for BENEFICIARIES. HOWEVER, THERE IS THE RISK UNDER THIS OPTION THAT THE RECIPIENT WOULD RECEIVE NO PAYMENTS IF THE ANNUITANT DIES BEFORE THE DATE SET FOR THE FIRST PAYMENT; ONLY ONE PAYMENT IF DEATH OCCURS BEFORE THE SECOND SCHEDULED PAYMENT, AND SO ON.

LIFE ANNUITY WITH GUARANTEED PERIOD. Guaranteed periodic payouts during a designated period, usually 10 or 20 years, which then continue throughout the lifetime of the ANNUITANT. The guarantee period is selected by the CONTRACTOWNER.

JOINT LIFE ANNUITY. A periodic payout during the joint lifetime of the ANNUITANT and a joint ANNUITANT until the survivor of them dies.

JOINT LIFE AND TWO-THIRDS SURVIVOR ANNUITY. A periodic payout during the joint lifetime of the ANNUITANT and a designated joint ANNUITANT. When one of the joint ANNUITANTS dies, the survivor receives two-thirds of the periodic payout made when both were alive.

JOINT LIFE ANNUITY WITH GUARANTEED PERIOD. Guaranteed periodic payouts during a period, usually 10 or 20 years, which continue during the joint lifetime of the ANNUITANT and a joint ANNUITANT until the survivor of them dies. The payout continues during the lifetime of the survivor. The designated period is elected by the CONTRACTOWNER.

JOINT LIFE AND TWO-THIRDS SURVIVOR ANNUITY WITH GUARANTEED PERIOD. A periodic payout during the joint lifetime of the ANNUITANT and a joint ANNUITANT. When one of the joint ANNUITANTS dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the ANNUITANTS die during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

LIFE ANNUITY WITH UNIT REFUND. VARIABLE ANNUITY benefit payments that will be made for the lifetime of the ANNUITANT with the guarantee that upon death, should (a) the number of ANNUITY UNITS purchased, as determined by dividing the total dollar amount applied to purchase this option by the ANNUITY UNIT VALUE at the ANNUITY DATE be greater than (b) the number of ANNUITY UNITS paid in each variable annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the number of ANNUITY UNITS determined by (a) minus (b) will be made. The refund payment value will be determined using the ANNUITY UNIT VALUE on the date the death claim is approved by us and payment is made after LNY is in receipt of: (1) proof, satisfactory to LNY, of the death; (2) written authorization for payment; and
(3) all claim forms, fully completed.

LIFE ANNUITY WITH CASH REFUND. Fixed ANNUITY benefit payments that will be made for the lifetime of the ANNUITANT with the guarantee that upon death, should
(a) the total dollar amount applied to purchase this option be greater than
(b) the fixed annuity benefit payment multiplied by the number of ANNUITY benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made after LNY is in receipt of: (1) proof, satisfactory to LNY, of the death; (2) written authorization for payment; and (3) all claim forms, fully completed.

GENERAL INFORMATION

Under the options listed above, you may not make withdrawals. We may make available other options, with or without withdrawal features. Options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the Code, if applicable. We will assess the mortality and expense risk charge and the charge for administrative services on all variable ANNUITY PAYOUTS, including options that do not have a life contingency and therefore no mortality risk.

The ANNUITY DATE must be on or before the CONTRACTOWNER'S 90th birthday. You may change the ANNUITY DATE, change the annuity option or change the allocation of the investment among SUBACCOUNTS up to 30 days before the scheduled ANNUITY DATE, upon written notice to the Servicing Office. You must give us at least 30 days notice before the date on which you want payouts to begin. If you have not already chosen an annuity payout option, the BENEFICIARY of the death benefit may choose any annuity payout option.

Unless you select another option, the contract automatically provides for a life annuity with ANNUITY PAYOUTS guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocation at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the ANNUITANT'S death (or surviving ANNUITANT'S death in case of joint life annuity) will be paid to your BENEFICIARY as payouts become due.

VARIABLE ANNUITY PAYOUTS

Variable ANNUITY PAYOUTS will be determined using:

  1.  The ANNUITY ACCOUNT VALUE on the ANNUITY DATE;

  2.  The annuity purchase rate tables contained in the contract;

  3.  The annuity option selected; and

  4.  The investment performance of the fund(s) selected.

To determine the amount of variable payouts, we make this calculation:

  1.  Determine the dollar amount of the first periodic payout; then

  2. Credit the contract with a fixed number of ANNUITY UNITS equal to the first periodic payout divided by the ANNUITY UNIT value; and

  3.  Calculate the value of the ANNUITY UNITS each period thereafter.

We assume an investment return of 4% per year, as applied to the applicable mortality table. The amount of each variable payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the 4% assumed rate. If the actual net investment rate (annualized) exceeds 4%, the variable annuity payout will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than 4%, annuity variable payouts will decrease. There is a more complete explanation of this calculation in the SAI.

FIXED SIDE OF THE CONTRACT

PREMIUM PAYMENTS allocated to the fixed side of the contract become part of LNY'S general account, and DO NOT participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the New York Insurance Department.

In reliance on certain exemptions, exclusions and rules, LNY has not registered interests in the general account as a security under the Securities Act of 1933 and has not registered the general account as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. LNY has been advised that the staff of the SEC has not made a review of the disclosures which are included in this Prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in Prospectuses. This Prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

GUARANTEED PERIODS

The owner may allocate PREMIUM PAYMENTS to one or more fixed accounts with guaranteed periods of 1, 3, 5, 7, or 10 years. LNY may offer a fixed account for a period of less than one year for the purpose of dollar cost averaging. Each PREMIUM PAYMENT allocated to a fixed account will start its own guaranteed period and will earn a guaranteed interest rate. The duration of the guaranteed period affects the guaranteed interest rate of the fixed account. A fixed account guarantee period ends on the date after the number of calendar years in the fixed account's guaranteed period. Interest will be credited daily at a guaranteed rate that is equal to the compound annual rate determined on the first day of the fixed

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account guaranteed period. Amounts transferred or withdrawn from a fixed account prior to the end of the guaranteed period will be subject to the MVA. Each guaranteed period PREMIUM PAYMENT amount will be treated separately for purposes of determining any applicable market value adjustment. Any amount withdrawn from a fixed account may be subject to any applicable surrender charges, account fees or premium taxes.

LNY will notify the CONTRACTOWNER in writing at least 15 but not more than 45 days prior to the expiration date for any guaranteed period amount. A new fixed account guaranteed period of the same duration as the previous fixed account guaranteed period will begin automatically at the end of the previous guaranteed period, unless LNY receives, prior to the end of a guaranteed period, a written election by the contractowner. The written election may request the transfer of the guaranteed period amount to a different fixed account or to a variable subaccount from among those being offered by LNY. Transfers of any guaranteed period amount which become effective upon the date of expiration of the applicable guaranteed period are not subject to the limitation of twelve transfers per CONTRACT YEAR or the additional fixed account transfer restrictions.

MARKET VALUE ADJUSTMENT

Any surrender or transfer of a fixed account guaranteed period amount before the end of the guaranteed period (other than Dollar Cost Averaging transfers) will be subject to a market value adjustment (MVA). A surrender or transfer effective upon the expiration date of the guaranteed period will not be subject to an MVA. The MVA will be added to the amount being surrendered or transferred. The MVA will be added after the deduction of any applicable account fees and before any applicable surrender or transfer charges. In general, the MVA reflects the relationship between the index rate in effect at the time a PREMIUM PAYMENT is allocated to a fixed account's guaranteed period under the contract and the index rate in effect at the time of the PREMIUM PAYMENT'S surrender or transfer. It also reflects the time remaining in the fixed account's guaranteed period. If the index rate at the time of the surrender or transfer is lower than the index rate at the time the PREMIUM PAYMENT was allocated, then the addition of the MVA will generally result in a higher payment at the time of the surrender or transfer. Similarly, if the index rate at the time of surrender or transfer is higher than the index rate at the time of the allocation of the PURCHASE PAYMENT, then the application of the MVA will generally result in a lower payment at the time of the surrender or transfer.

The amount of the MVA is calculated by multiplying the dollar amount of the cash withdrawal or transfer by the following amount:


1 subtracted from the result of (1 + a)TO THE POWER OF n divided by (1 + b)TO THE POWER OF n , where:


a = The yield rate for a Treasury security with time to maturity equal to the Guaranteed Period, determined at the beginning of the Guaranteed Period.

b = The yield rate for a Treasury security with time to maturity equal to Guaranteed Period, determined at the time of transfer or withdrawal plus, if yield rates "a" and "b" differ by more than 0.25%, 0.25%. This adjustment builds into the formula a factor representing direct and indirect costs to LNY associated with liquidating general account assets in order to satisfy surrender requests. This adjustment of 0.25% has been added to the denominator of the formula because it is anticipated that a substantial portion of applicable general account portfolio assets will be in relatively illiquid securities. Thus, in addition to direct transaction costs, if such securities must be sold (e.g., because of surrenders), the market price may be lower. As used herein "The yield rate for a Treasury security" means the applicable yield rate for United States Treasury Bonds, Notes or Bills as published in the Wall Street Journal. If such yields are no longer published, the Company will substitute an appropriate index of publicly traded obligations subject to approval by the Superintendent of Insurance of the State of New York. Straight-line interpolation is used for periods to maturity not quoted.

n = The number of years, including fractional years, remaining in the Guaranteed Period (e.g. 1 year and 73 days = 1 + (73 divided by 365) =
      1.2 years)

We guarantee an interest rate of not less than 3.0% per year on amounts held in a fixed account. Any amount withdrawn from or transferred out of a fixed account prior to the expiration of the guaranteed period is subject to a MVA (see Market value adjustment below) and Charges and other deductions -- Surrender charge. The Market Value Adjustment will NOT reduce the amount available for a surrender, withdrawal or transfer to an amount less than the initial amount allocated or transferred to a fixed account plus interest of 3.0% per year, less surrender charges and account fees, if any.

ANY INTEREST IN EXCESS OF 3.0% WILL BE DECLARED IN ADVANCE AT LNY'S SOLE DISCRETION, CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 3.0% WILL BE DECLARED.

FEDERAL TAX MATTERS

INTRODUCTION

The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

TAXATION OF NONQUALIFIED ANNUITIES

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan receiving special tax treatment under the tax law, such as an IRA.

TAX DEFERRAL ON EARNINGS

The Federal income tax law generally does not tax any increase in your contract value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:

- An individual must own the contract (or the tax law must treat the contract as owned by an individual).

- The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.

- Your right to choose particular investments for a contract must be limited.

- The ANNUITY DATE must not occur near the end of the ANNUITANT'S life expectancy.


CONTRACTS NOT OWNED BY AN INDIVIDUAL


If a contract is owned by an entity (rather than an individual), the tax law generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earnings are contracts issued to a corporation or a trust. Exceptions to this rule exist. For example, the tax law treats a contract as owned by an individual if the named owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees.

INVESTMENTS IN THE VAA MUST BE DIVERSIFIED

For a contract to be treated as an annuity for Federal Income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the CONTRACT VALUE over the contract PREMIUM PAYMENTS. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."

RESTRICTIONS

Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate ANNUITY ACCOUNT VALUES among the SUBACCOUNTS may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.

AGE AT WHICH ANNUITY PAYOUTS BEGIN


Federal income tax rules do not expressly identify a particular age by which ANNUITY PAYOUTS must begin. However, those rules do require that the annuity contract provide for amortization, through ANNUITY PAYOUTS, of the contract's PREMIUM PAYMENTS and earnings. If ANNUITY PAYOUTS under the contract begin or are scheduled to begin on a date past the ANNUITANT'S 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Federal income tax purposes. In that event, you would be currently taxable on the excess of the ANNUITY ACCOUNT VALUE over the PREMIUM PAYMENTS of the contract.


TAX TREATMENT OF PAYMENTS

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes your contract will be treated as an annuity for Federal income tax purposes and that the tax law will not tax any increase in your ANNUITY ACCOUNT VALUE until there is a distribution from your contract.

TAXATION OF WITHDRAWALS AND SURRENDERS

You will pay tax on withdrawals to the extent your ANNUITY ACCOUNT VALUE exceeds your PREMIUM PAYMENTS in the contract. This income (and all other income from your contract) is considered ordinary income. A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your PREMIUM PAYMENTS. In certain circumstances, your PREMIUM PAYMENTS are reduced by amounts received from your contract that were not included in income.

TAXATION OF ANNUITY PAYOUTS

The tax law imposes tax on a portion of each ANNUITY PAYOUT (at ordinary income tax rates) and treats a portion as a nontaxable return of your PREMIUM PAYMENTS in the contract. We will notify you annually of the taxable amount of your ANNUITY PAYOUT. Once you have recovered the total amount of the PREMIUM PAYMENTS in the contract, you will pay tax on the full amount of your ANNUITY PAYOUTS. If ANNUITY PAYOUTS end because of the ANNUITANT'S death and before the total amount of the PREMIUM PAYMENTS in the contract has been received, the amount not received generally will be deductible.

TAXATION OF DEATH BENEFITS

We may distribute amounts from your contract because of the death of a CONTRACTOWNER or an ANNUITANT. The tax treatment of these amounts depends on whether you or the ANNUITANT dies before or after the ANNUITY DATE.

- Death prior to the ANNUITY DATE

    - If the beneficiary receives DEATH BENEFITS under an ANNUITY PAYOUT option, they are taxed in the same manner as ANNUITY PAYOUTS.

    - If the BENEFICIARY does not receive DEATH BENEFITS under an ANNUITY PAYOUT option, they are taxed in the same manner as a withdrawal.

- Death after the ANNUITY DATE

    - If DEATH BENEFITS are received in accordance with the existing ANNUITY PAYOUT option, they are excludible from income if they do not exceed the PURCHASE PAYMENTS not yet distributed from the contract. All ANNUITY PAYOUTS in excess of the PURCHASE PAYMENTS not previously received are included in income.

    - If DEATH BENEFITS are received in a lump sum, the tax law imposes tax on the amount of DEATH BENEFITS which exceeds the amount of PREMIUM PAYMENTS not previously received.

PENALTY TAXES PAYABLE ON WITHDRAWALS, SURRENDERS OR ANNUITY PAYOUTS

The tax law may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders or ANNUITY PAYOUTS that:

- You receive on or after you reach age 59 1/2,

- You receive because you became disabled (as defined in the tax law),

- A beneficiary receives on or after your death, or

- You receive as a series of substantially equal periodic payments for your life (or life expectancy).

SPECIAL RULES IF YOU OWN MORE THAN ONE ANNUITY CONTRACT

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an ANNUITY PAYOUT, a surrender or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year the tax law treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an ANNUITY PAYOUT that you must include in income and the amount that might be subject to the penalty tax described above.

LOANS AND ASSIGNMENTS

Except for certain qualified contracts, the tax law treats any amount received as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) any portion of your ANNUITY ACCOUNT VALUE, as a withdrawal of such amount or portion.

GIFTING A CONTRACT

If you transfer ownership of your contract to a person other than your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value to the extent that it exceeds your PREMIUM PAYMENTS not previously received, the new owner's PREMIUM PAYMENTS in the contract would then be increased to reflect the amount included in your income.

LOSS OF INTEREST DEDUCTION

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses. This disallowance does not apply if you pay tax on the annual increase in the ANNUITY ACCOUNT VALUE. Entities that are considering purchasing a contract, or entities that will benefit from someone else's ownership of a contract, should consult a tax advisor.

QUALIFIED RETIREMENT PLANS


We have also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the tax law. Contracts issued to or in connection with a qualified retirement plan are called "qualified contracts". We issue contracts for use with different types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this Prospectus does not attempt to provide more than general information about use of the contract with the various types of qualified plans. Persons planning to buy the contract in connection with a qualified plan should obtain advice from a competent tax advisor.



TYPES OF QUALIFIED CONTRACTS AND TERMS OF CONTRACTS



Currently, we issue contracts in connection with the following types of qualified plans:



- Individual Retirement Accounts and Annuities
  ("Traditional IRAs")



Subject to the approval of the New York Superintendent of Insurance, we intend to make available contracts in connection with the following types of qualified plans:



- Roth IRAs



- Public school system and tax-exempt organization annuity plans ("403(b) plans")



We may in the future issue contracts in connection with the following types of qualified plans:



- Simplified Employee Pensions ("SEPs")



- Savings Incentive Matched Plan for Employees
  ("Simple 401(k) plans")



- Qualified corporate employee pension and profit sharing plans ("401(a)") and qualified annuity plans ("403(a) plans")



- Self-employed individual plans ("H.R. 10 plans" or "Keogh Plans")



- Deferred compensation plans of state and local governments and tax-exempt organizations ("457 plans")


We may issue contracts for use with other types of qualified plans in the future.

We will amend contracts to be used with a qualified plan as generally necessary to conform to tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we consent.

TAX TREATMENT OF QUALIFIED CONTRACTS

The Federal income tax rules applicable to qualified plans and qualified contracts vary with the type of plan and contract. For example,

- Federal tax rules limit the amount of PREMIUM PAYMENTS that can be made and the tax deduction or exclusion that may be allowed for the PREMIUM PAYMENTS. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensation.

- Under most qualified plans, e.g., 403(b) plans and Traditional IRAs, the ANNUITANT must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 70 1/2. However, these "minimum distribution rules" do not apply to a Roth IRA.

- Loans are allowed under certain types of qualified plans, but Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan duration, and the manner of repayment. Your contract or plan may not permit loans.

TAX TREATMENT OF PAYMENTS

Federal income tax rules generally include distributions from a qualified contract in the recipient's income as ordinary income. These taxable distributions will include PREMIUM PAYMENTS that were deductible or excludible from income. Thus, under many qualified contracts the total amount received is included in income since a deduction or exclusion from income was taken for PREMIUM PAYMENTS. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

FEDERAL PENALTY TAXES PAYABLE ON DISTRIBUTIONS

The tax law may impose a 10% penalty tax on the amount received from the qualified contract that must be included in income. The tax law does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender or ANNUITY PAYOUT:

- received on or after the annuitant reaches age 59 1/2,

- received on or after the ANNUITANT'S death or because of the ANNUITANT'S disability (as defined in the tax law),

- received as a series of substantially equal periodic payments for the ANNUITANT'S life or (life expectancy), or

- received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

TRANSFERS AND DIRECT ROLLOVERS

In many circumstances, money may be moved between qualified contracts and qualified plans by means of a rollover or a transfer. Special rules apply to such rollovers and transfers. If the applicable rules are not followed, you may suffer adverse Federal income tax consequences, including paying taxes which might not otherwise have had to be paid. A qualified advisor should always be consulted before you move or attempt to move funds between any qualified plan or contract and another qualified plan or contract.

The direct rollover rules apply to certain payments (called "eligible rollover distributions") from section 401(a) plans, section 403(a) or (b) plans, HR 10 plans, and contracts used in connection with these types of plans. (The direct rollover rules do not apply to distributions from IRAs or section 457 plans). The direct rollover rules require that we withhold Federal income tax equal to 20% of the eligible rollover distribution from the distribution amount unless you elect to have the amount directly transferred to certain qualified plans or contracts. Before we send a rollover distribution, we will provide the recipient with a notice explaining these requirements and how the 20% withholding can be avoided by electing a direct rollover.

FEDERAL INCOME TAX WITHHOLDING

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender or ANNUITY PAYOUT is requested, we will give the recipient an explanation of the withholding requirements.

TAX STATUS OF LINCOLN NEW YORK

Under existing Federal income tax laws, LNY does not pay tax on investment income and realized capital gains of the VAA. LNY does not expect that it will incur any Federal income tax liability on the income and gains earned by the VAA. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

CHANGES IN THE LAW

The above discussion is based on the tax law existing on the date of this Prospectus. However, Congress, the IRS and the courts may modify these authorities, sometimes retroactively.

VOTING RIGHTS

As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the fund. The voting will be done according to the instructions of CONTRACTOWNERS who have interests in the SUBACCOUNTS which invest in classes of funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a SUBACCOUNT to the total number of votes attributable to the SUBACCOUNT. In determining the number of votes, fractional shares will be recognized.

Fund shares of a class held in a SUBACCOUNT for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that SUBACCOUNT. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting interest in a SUBACCOUNT will receive proxy voting material, reports and other materials relating to the trust. Since the fund engages in shared funding, other persons or entities besides LNY may vote fund shares. See Sale of fund shares by the fund.

DISTRIBUTION OF THE CONTRACTS

LINCOLN FINANCIAL ADVISORS CORPORATION ("LFA"), an Indiana corporation registered with the Securities and Exchange Commission as a broker-dealer, is the distributor and principal underwriter of the contracts. Under an agreement with LFA, Delaware Distributors, L.P. ("DDLP") will act as wholesaler and will assist LFA in forming the selling group. DDLP will also perform certain enumerated marketing and ancillary functions in support of the selling group. The contracts will be sold by LFA registered representatives and by properly licensed registered representatives of independent broker-dealers which in turn have selling agreements with LFA and have been licensed by state insurance departments to represent us. LNY will offer the contracts in New York only.

RETURN PRIVILEGE

Within the 10-day free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the Servicing Office at P.O. Box 7866, Fort Wayne, Indiana, 46801. A contract canceled under this provision will be void. With respect to the fixed portion of a contract, we will return PREMIUM PAYMENTS. With respect to the VAA, except as explained in the following paragraph, we will return the ANNUITY ACCOUNT VALUE as of the date of receipt of the cancellation, plus any premium taxes which had been deducted. No surrender charge will be assessed. A PURCHASER WHO PARTICIPATES IN THE VAA IS SUBJECT TO THE RISK OF A MARKET LOSS DURING THE FREE-LOOK PERIOD.

STATE REGULATION

As a life insurance company organized and operated under New York law, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance.

Our books and accounts are subject to review and examination by the New York Insurance Department at all times. A full examination of our operations is conducted by that Department at least every five years.

RECORDS AND REPORTS


As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We will enter into an agreement with the Delaware Management Holdings Company, Inc., 2005 Market Street, Philadelphia, PA 19203, that provides accounting services to the VAA. We will mail to you, at your last known address of record at the Servicing Office, at least semiannually after the first contract year, reports containing information required by that Act or any other applicable law or regulation. Administration services necessary for the operation of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligations of LNY under the contracts.


OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, LNY and the contracts offered. Statements in this Prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.


We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

STATEMENT OF ADDITIONAL
INFORMATION TABLE OF
CONTENTS FOR LINCOLN
NEW YORK ACCOUNT N
FOR VARIABLE ANNUITIES (REGISTRANT)

LINCOLN LIFE & ANNUITY
COMPANY OF NEW YORK
(DEPOSITOR)


    ITEM                                             Page
    ---------------------------------------------
    Lincoln Life & Annuity Company of
       New York                                      B-2
    ---------------------------------------------
    Special terms                                    B-2
    ---------------------------------------------
    Services                                         B-2
    ---------------------------------------------
    Principal underwriter                            B-2

    ITEM                                             Page
    ---------------------------------------------
    Purchase of securities being offered             B-2
    ---------------------------------------------
    Calculation of investment results                B-2
    ---------------------------------------------
    Annuity payouts                                  B-6
    ---------------------------------------------
    Advertising and sales literature                 B-6
    ---------------------------------------------
    Financial statements                             B-9

                                                                          [LOGO]


                  LINCOLN NEW YORK CHOICEPLUS-SM- VARIABLE ANNUITY IS ISSUED
                  AND DISTRIBUTED BY LFA (FORM AN426NY), AND WHOLESALED BY
P-CP SAI          DELAWARE DISTRIBUTORS, L.P.

LINCOLN NEW YORK
ACCOUNT N FOR VARIABLE ANNUITIES (REGISTRANT)

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK (DEPOSITOR)

STATEMENT OF ADDITIONAL INFORMATION (SAI)


This SAI should be read along with the Prospectus of Lincoln New York Account N
for Variable Annuities (Lincoln New York ChoicePlus) dated May   , 2000. You may
obtain a copy of the Delaware-Lincoln New York ChoicePlus Prospectus on request and without charge. Please write Lincoln New York ChoicePlus, P.O. Box 7866, Fort Wayne, Indiana 46801 or call 1-888-868-2583.


LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
TABLE OF CONTENTS


ITEM                                  PAGE
------------------------------------------
Lincoln Life & Annuity Company of
  New York                             B-2
Special terms                          B-2
Services                               B-2
Principal underwriter                  B-2



------------------------------------------
ITEM                                  PAGE

Purchase of securities being offered   B-2
Calculation of investment results      B-2
Annuity payouts                        B-6
Advertising and sales literature       B-6
Financial statements                   B-9



THIS SAI IS NOT A PROSPECTUS.
The date of this SAI is May   , 2000

GENERAL INFORMATION AND
HISTORY OF LINCOLN LIFE &
ANNUITY COMPANY OF
NEW YORK ("LNY")

LNY is a life insurance company founded in New York on June 6, 1996. LNY is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life insurance companies in the United States. Lincoln Life is owned by Lincoln National Corp. (LNC). LNC and Lincoln Life are organized under Indiana law. LNC's primary businesses are insurance and financial services.

SPECIAL TERMS

The special terms used in this SAI are the ones defined in the Prospectus. In connection with the term VALUATION DATE the New York Stock Exchange is currently closed on weekends and on these holidays: New Year's Day, Martin Luther King's Birthday, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring before or just after the holiday.

SERVICES

INDEPENDENT AUDITORS


The statutory-basis financial statements of LNY appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report also appearing elsewhere in this document and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included in this document in reliance on their report given on their authority as experts in accounting and auditing.


KEEPER OF RECORDS

All accounts, books, records and other documents which are to be maintained for the VAA are maintained by LNY or by third parties responsible to LNY. We have entered into an agreement with Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by LNY for this service.

PRINCIPAL UNDERWRITER

LINCOLN FINANCIAL ADVISORS CORPORATION ("LFA"), an Indiana corporation registered with the Securities and Exchange Commission as a broker-dealer, is the principal underwriter for the contracts, which are offered continuously. Delaware Distributors, L.P. will perform certain marketing and other ancillary functions as described in the Prospectus.

Sales charges and exchange privileges under the contracts are described in the Prospectus.

PURCHASE OF SECURITIES BEING OFFERED

The variable annuity contracts are offered to the public through licensed insurance agents who specialize in selling LNY products; through independent insurance brokers; and through certain securities brokers/dealers selected by LNY whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the Prospectus under the section Charges and other deductions, the contract and/or surrender charges may be waived.

There are exchange privileges between subaccounts, and between the VAA and LNY'S general account (see The Contract--Transfers of accumulation units between SUBACCOUNTS in the Prospectus.) No exchanges are permitted between the VAA and other separate accounts.

The offering of the contract is continuous.

CALCULATION OF INVESTMENT RESULTS

The paragraphs set forth below represent performance information for the VAA and the SUBACCOUNTS calculated in several different ways.


The seven-day yield is determined by calculating the change in unit value for the base period (the 7-day period ended December 31, 1999); then dividing this figure by the account value at the beginning of the period; then annualizing this result by the factor of 365/7. This yield includes all deductions charged to the CONTRACTOWNER'S account, and excludes any realized gains and losses from the sale of securities.


PERFORMANCE OF THE VAA AND SUBACCOUNTS

Paragraph A is commonly referred to as "standard performance" because it is the formula used to calculate performance in accordance with that prescribed by the

SEC. Under rules issued by the SEC, standard performance must be included in certain advertising material that discusses the performance of the VAA and the SUBACCOUNTS. Paragraph B below shows non-standard performance of the SUBACCOUNTS over the periods indicated in the tables set forth in the paragraph, adjusted to reflect the recurring charges and expenses associated with the contracts.


HISTORICAL PERFORMANCE DATA



MONEY MARKET SUB-ACCOUNT YIELD



There currently is no yield for the Money Market Sub-Account, as it has not commenced operations as of the date of the Statement of Additional Information.



TOTAL RETURNS



Lincoln New York may from time to time advertise or disclose annual average total returns for one or more of the Sub-Accounts of the Variable Account for various periods of time. When a Sub-Account has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate the initial amount invested to the redemption value of that investment as of the last day of each of the periods.



Total returns will be calculated using Sub-Account Unit Values which Lincoln Life calculates on each Valuation Period based on the performance of the Sub-Account's underlying Fund, and the deductions for the mortality and expense risk charge, the administrative expense charge, and the Account Fee. The Account Fee is reflected by dividing the total amount of such charges collected during the year that are attributable to the Variable Account by the total average net assets of all the Variable Sub-Accounts. The resulting percentage is deducted from the return in calculating the ending redeemable value. These figures will not reflect any premium taxes. Total return calculations will reflect the effect of deferred sales charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:



                        P(1+T)TO THE POWER OF n  =  ERV



Where:  P  =  A hypothetical initial Premium Payment of $1,000.
       T  =  Average annual total return.
       n  =  Number of years in the period.
       ERV = Ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one, five or ten-year period, at the end of the one, five or ten-year period (or fractional portion thereof).



OTHER PERFORMANCE DATA



Lincoln New York may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard one except that the deferred sales charge percentage will be assumed to be 0%.



Lincoln New York may from time to time disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula assuming that the deferred sales charge percentage will be 0%.



                              CTR  =  (ERV/P) - 1



Where:  CTR  =  The cumulative total return net of Sub-Account recurring charges for the period.
        ERV = The ending redeemable value of the hypothetical investment made at the beginning of the one, five or ten-year period, at the end of the one, five or ten-year period (or fractional portion thereof).



        P  =  A hypothetical initial payment of $10,000



All non-standard performance data will only be advertised if the standard performance data is also disclosed.



Lincoln New York may also from time to time use advertising which includes hypothetical illustrations to compare the difference between the growth of a taxable investment and a tax-deferred investment in a variable annuity.

WITHDRAWAL CHARGE AND MARKET VALUE ADJUSTMENT



Examples



The following example illustrates the detailed calculations for a $50,000 deposit into the fixed account with a guaranteed rate of 4.5% for a duration of five years. The intent of the example is to show the effect of the "MVA" and the 3% minimum guarantee under various interest rates on the calculation of the cash surrender (withdrawal) values. Any charges for optional death benefit risks are not taken into account in the example. The effect of the MVA is reflected in the index rate factor in column (2) and the minimum 3% guarantee is shown under column (4) under the "Surrender Value Calculation". The "Market Value Adjustment Tables" and "Minimum Value Calculation" contain the explicit calculation of the index factors and the 3% minimum guarantee respectively. The "Annuity Value Calculation" and "Minimum Value"' calculations assume the imposition of the annual $35 account fee, but that fee is waived if the annuity account value at the end of a contract year is $100,000 or more. The results would be slightly different in the states where the annual fee is less than $35.



                           WITHDRAWAL CHARGE EXAMPLE



                     SAMPLE CALCULATIONS FOR MALE 35 ISSUE
                             CASH SURRENDER VALUES



Single Premium..............................................  $50,000
Premium Taxes...............................................  None
Withdrawals.................................................  None
Guaranteed Period...........................................  5 years
Guaranteed Interest Rate....................................  4.50%
Annuity Date................................................  Age 70
Index Rate A................................................  5.00%
Index Rate B................................................  6.00% End of contract year 1
                                                              5.50% End of contract year 2
                                                              5.00% End of contract year 3
                                                              4.00% End of contract year 4
Percentage Adjustment to Index Rate B.......................  0.25%



                          SURRENDER VALUE CALCULATION



                                                                             (5)
                         (1)         (2)            (3)          (4)       GREATER       (6)         (7)
                       ANNUITY    INDEX RATE     ADJUSTED      MINIMUM       OF       SURRENDER   SURRENDER
CONTRACT YEAR           VALUE       FACTOR     ANNUITY VALUE    VALUE     (3) & (4)    CHARGE       VALUE
-------------          --------   ----------   -------------   --------   ---------   ---------   ---------
1....................  $52,250     0.953765       $49,834      $51,500     $51,500     $3,000      $48,500
2....................  $54,601     0.978874       $53,448      $53,045     $53,448     $3,000      $50,448
3....................  $57,058     0.995255       $56,788      $54,636     $56,788     $2,500      $54,288
4....................  $59,626     1.007194       $60,055      $56,275     $60,055     $2,000      $58,055
5....................  $62,309       NA           $62,309      $57,964     $62,309     $1,500      $60,809



                           ANNUITY VALUE CALCULATION



CONTRACT YEAR
-------------
1........................................  $50,000  X  1.045  =  $52,250
2........................................  $52,250  X  1.045  =  $54,601
3........................................  $54,601  X  1.045  =  $57,058
4........................................  $57,058  X  1.045  =  $59,626
5........................................  $59,626  X  1.045  =  $62,309

                          SURRENDER CHARGE CALCULATION



CONTRACT YEAR                                                 SC FACTOR   SURRENDER CHG
-------------                                                 ---------   -------------
1...........................................................    0.06         $3,000
2...........................................................    0.06         $3,000
3...........................................................    0.05         $2,500
4...........................................................    0.04         $2,000
5...........................................................    0.03         $1,500



                        MARKET VALUE ADJUSTMENT EXAMPLE



                        INTEREST RATE FACTOR CALCULATION



CONTRACT YEAR                                  INDEX A    INDEX B    ADJ INDEX B      N        RESULT
-------------                                  --------   --------   -----------   --------   --------
1............................................   5.00%      6.00%        6.25%         4       0.953765
2............................................   5.00%      5.50%        5.75%         3       0.978874
3............................................   5.00%      5.00%        5.00%         2       1.000000
4............................................   5.00%      4.00%        4.25%         1       1.007194
5............................................   5.00%       N/A          N/A         N/A        N/A



                           MINIMUM VALUE CALCULATION



CONTRACT YEAR
-------------
1...............................  $50,000  X  1.03  =  $51,500
2...............................  $51,500  X  1.03  =  $53,045
3...............................  $53,045  X  1.03  =  $54,636
4...............................  $54,636  X  1.03  =  $56,275
5...............................  $56,275  X  1.03  =  $57,964

ANNUITY PAYOUTS


VARIABLE ANNUITY PAYOUTS

Variable ANNUITY PAYOUTS will be determined on the basis of: (1) the dollar value of the contract on the ANNUITY DATE; (2) the annuity tables contained in the CONTRACT; (3) the type of ANNUITY OPTION selected; and (4) the investment results of the fund(s) selected. In order to determine the amount of variable ANNUITY PAYOUTS, LNY makes the following calculation: first, it determines the dollar amount of the first payout; second, it credits the contract with a fixed number of ANNUITY UNITS based on the amount of the first payout; and third, it calculates the value of the ANNUITY UNITS each period thereafter. These steps are explained below.

The dollar amount of the first periodic variable ANNUITY PAYOUT is determined by applying the total value of the ACCUMULATION UNITS credited under the contract valued as of the ANNUITY DATE (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity payout will be paid 14 days after the ANNUITY DATE. This day of the month will become the day on which all future ANNUITY PAYOUTS will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 4% per annum. The first ANNUITY PAYOUT is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the ANNUITANT at the ANNUITY DATE. The 4% interest rate stated above is the measuring point for subsequent ANNUITY PAYOUTS. If the actual net investment rate (annualized) exceeds 4%, the payout will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than 4%, ANNUITY PAYOUTS will decrease. If the assumed rate of interest were to be increased, ANNUITY PAYOUTS would start at a higher level but would decrease more rapidly or increase more slowly.

LNY may use sex distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law. At an ANNUITY DATE, the contract is credited with ANNUITY UNITS for each SUBACCOUNT on which variable ANNUITY PAYOUTS are based. The number of ANNUITY UNITS to be credited is determined by dividing the amount of the first periodic payout by the value of an ANNUITY UNIT in each subaccount selected. Although the number of ANNUITY UNITS is fixed by this process, the value of such units will vary with the value of the underlying fund.

The amount of the second and subsequent periodic payout is determined by multiplying the CONTRACTOWNER'S fixed number of ANNUITY UNITS in each SUBACCOUNT by the appropriate ANNUITY UNIT value for the valuation date ending 14 days prior to the date that payout is due.

The value of each subaccount's ANNUITY UNIT will be set initially at $1.00. The ANNUITY UNIT value for each SUBACCOUNT at the end of any VALUATION DATE is determined by multiplying the SUBACCOUNT ANNUITY UNIT value for the immediately preceding VALUATION DATE by the product of:

  (a) The net investment factor of the SUBACCOUNT for the VALUATION PERIOD for which the ANNUITY UNIT value is being determined, and

  (b) A factor to neutralize the assumed investment return in the annuity table.

The value of the ANNUITY UNITS is determined as of a VALUATION DATE 14 days prior to the payment date in order to permit calculation of amounts of ANNUITY PAYOUTS and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

PROOF OF AGE, SEX AND SURVIVAL

LNY may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, LNY may refer to the following organizations (and others) in its marketing materials.


LINCOLN FINANCIAL GROUP is the marketing name for Lincoln National Corporation (NYSE-LNC) and its affiliates. With headquarters in Philadelphia, Lincoln Financial Group has consolidated assets of over $103 billion and annual consolidated revenues of $6.8 billion. Through its wealth accumulation and protection businesses, the company provides annuities, life insurance, 401(k) plans, life-health reinsurance, mutual funds, institutional investment management and financial planning and advisory services.


A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company. A.M. Best also provides certain rankings, to which LNY intends to refer.

DUFF & PHELPS insurance company claims paying ability (CPA) service provides purchasers of insurance company policies and contracts with analytical and statistical information on the solvency and liquidity of major U.S. licensed companies, both mutual and stock.

EAFE INDEX is prepared by Morgan Stanley Capital International (MSCI). It measures performance of equity securities in Europe, Australia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international diversification representing 1,000 companies across 20 different countries.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

MOODY'S INVESTORS SERVICE insurance financial strength rating is a an opinion of an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

MORNINGSTAR is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities.

STANDARD & POOR'S insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.

VARDS (VARIABLE ANNUITY RESEARCH DATA SERVICE) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

STANDARD & POOR'S INDEX -- A broad-based measurement of U.S. stock-market performance based on the weighted performance of 500 common stocks of leading company's and leading industries, commonly known as the Standard & Poor's (S&P
500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm.

RUSSELL 1000 INDEX -- Measures the performance of the 1,000 largest companies in the Russell 3000 Index, which represents approximately 90% of the total market capitalization of the Russell 3000 that measures 3000 of the largest US companies.

RUSSELL 2000 INDEX -- Measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 10% of the total market capitalization of the Russell 3000 that measures 3000 of the largest US companies.

LEHMAN BROTHERS AGGREGATE BOND INDEX -- Composed of securities from Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Indexes are rebalanced monthly by market capitalization.


LEHMAN BROTHERS GOVERNMENT/CORPORATE BOND INDEX -- This is a measurement of the movement of approximately 4,200 corporate, publicly traded, fixed-rate, nonconvertible, domestic debt securities, as well as the domestic debt securities issued by the U.S. government or its agencies.


LEHMAN BROTHERS GOVERNMENT INTERMEDIATE BOND INDEX -- Composed of all bonds covered by the Lehman Brothers Government Bond Index (all publicly issued, nonconvertible, domestic debt of the US government or any agency thereof, quasi-federal corporations, or corporate debt guaranteed by the US government) with maturities between one and 9.99 years.

MERRILL LYNCH HIGH YIELD MASTER INDEX -- This is an index of high yield debt securities. High yield securities are those below the top four quality rating categories and are considered more risky than investment grade. Issues must be rated by Standard & Poor's or by Moody's Investors Service as less than investment grade (i.e., BBB or Baa) but not in default (i.e. DDD1 or less). Issues must be in the form of publicly placed nonconvertible, coupon-bearing US domestic debt and must carry a term to maturity of at least one year.

MORGAN STANLEY EMERGING MARKETS FREE INDEX -- A market capitalization weighted index composed of companies representative of the market structure of 22 Emerging Market countries in Europe, Latin America, and the Pacific Basin. This index excludes closed markets and those shares in otherwise free markets, which are not purchasable by foreigners.

MORGAN STANLEY WORLD CAPITAL INTERNATIONAL WORLD INDEX -- A market capitalization weighted index composed of companies representative of the market structure of 22 Developed Market countries in North America, Europe and the Asia/Pacific Region.

MORGAN STANLEY PACIFIC BASIN (EX-JAPAN) INDEX -- An arithmetic, market value-weighted average of the performance of securities listed on the stock exchanges of the following Pacific Basin Countries: Australia, Hong Kong, Malaysia, New Zealand and Singapore.

NAREIT EQUITY REIT INDEX -- All of the data is based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Exchange, American Stock Exchange, and the NASDAQ National Market System. The data is market weighted.

SALOMON BROTHERS WORLD GOVERNMENT BOND (NON US) INDEX -- A market capitalization weighted index consisting of government bond markets of the following 13 countries: Australia, Austria, Belgium, Canada, Denmark, France, Germany, Italy, Japan, The Netherlands, Spain, Sweden, and The United Kingdom.

SALOMON BROTHERS 90 DAY TREASURY-BILL INDEX -- Equal dollar amounts of three-month Treasury bills are purchased at the beginning of each of three consecutive months. As each bill matures, all proceeds are rolled over or reinvested in a new three-month bill.

STANDARD AND POOR'S INDEX (S&P 400) -- Consists of 400 domestic stocks chosen for market size, liquidity, and industry group representations.

STANDARD AND POOR'S UTILITIES INDEX -- The utility index is one of several industry groups within the broader S&P 500. Utility stocks include electric, natural gas, and telephone companies included in the S&P 500.

NASDAQ-QTC PRICE INDEX -- this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) -- A price-weighted average of 30 actively traded blue chip stocks, primarily industrials but including American Express Company and American Telephone and Telegraph Company. Prepared and published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

In its advertisements and other sales literature for the VAA and the SERIES funds, LNY intends to illustrate the advantages of the contracts in a number of ways:

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of illustration, the literature may emphasize the potential tax advantage of the VARIABLE ANNUITY ACCOUNT over the fixed account; and the compounding effect when a client makes regular deposits to his or her contract.

INTERNET. An electronic communications network which may be used to provide information regarding LNY, performance of the subaccounts and advertisement literature.

DOLLAR-COST AVERAGING. (DCA) -- You may systematically transfer on a monthly basis amounts from certain SUBACCOUNTS, or the fixed side of the contract into the SUBACCOUNTS. You may elect to participate in the DCA program at the time of application or at anytime before the ANNUITY DATE by completing an election form available from us and sending it to our Servicing Office. The minimum amount to be dollar cost averaged is $2,000 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of: (1) the ANNUITY DATE; (2) the value of the amount being dollar cost averaged is depleted; or (3) you cancel the program by written request or by telephone if we have your telephone authorization on file. Currently, there is no charge for this service. However, we reserve the right to impose one. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or MVA which may apply to transfers. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

AUTOMATIC WITHDRAWAL SERVICE. (AWS) -- AWS provides an automatic, periodic withdrawal of ANNUITY ACCOUNT VALUE to you. You may elect to participate in AWS at the time of application or at any time before the ANNUITY DATE by sending a written request to our Servicing Office. The minimum ANNUITY ACCOUNT VALUE required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to us at our Servicing Office. If telephone authorization has been elected, certain changes may be by telephone. Notwithstanding the requirements of the program, any withdrawal must be permitted by Section 401(a)(9) of the Code for qualified plans or permitted under Section 72 for non-qualified contracts. To the extent that withdrawals under AWS do not qualify for an exemption from the contingent deferred sales charge, we will assess any applicable surrender charges on those withdrawals. See Charges and other deductions -- Surrender charge. Currently, there is no charge for this service. However, we reserve the right to impose one. If a charge is imposed, it will not exceed $25 per transaction or 2% of the amount withdrawn, whichever is less. We reserve the right to discontinue this service at any time.

ACCOUNT REBALANCING. Account rebalancing is an option which, if elected by the CONTRACTOWNER, restores to a pre-determined level the percentage of ANNUITY ACCOUNT VALUE allocated to each variable account SUBACCOUNT (e.g., 20% Money Market, 50% Growth, 30% Utilities). This pre-determined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The account rebalancing allocation may be changed at any time by submitting a request to us at our Servicing Office.

If account rebalancing is elected, all PREMIUM PAYMENTS allocated to the variable account SUBACCOUNTS must be subject to account rebalancing. The fixed account SUBACCOUNT is not available for account rebalancing.

Account rebalancing may take place on either a quarterly, semi-annual or annual basis, as selected by the CONTRACTOWNER. Once the account rebalancing option is activated, any variable account SUBACCOUNT transfers executed outside of the account rebalancing option will terminate the account rebalancing option. Any subsequent PREMIUM PAYMENT or withdrawal that modifies the account balance within each variable account SUBACCOUNT may also cause termination of the account rebalancing option. Any such termination will be confirmed to the CONTRACTOWNER. The CONTRACTOWNER may terminate the account rebalancing option or re-enroll at any time by calling or writing LNY at our Servicing Office.

The account rebalancing program is not available following the ANNUITY DATE. Currently, there is no charge for this service. However, we reserve the right to impose one.

LNY'S CUSTOMERS. More than 145,000 individuals and 400 employers trust LNY to help them plan for retirement. They're in good company with a good company, a company known for financial strength and superior service. As a member of the Insurance Marketplace Standards Association (IMSA), we are committed to upholding strong business ethics.


LNY'S ASSETS, SIZE. LNY may discuss its general financial condition (see, for example, the reference to A.M. Best Company, above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria (see reference to A.M. Best Company above). For example, at December 31, 1999 LNY had statutory-basis admitted assets of almost $2.3 billion.


FINANCIAL STATEMENTS


The statutory-basis financial statements of LNY appear on the following pages.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

BALANCE SHEETS -- STATUTORY BASIS

                                                              DECEMBER 31
                                                              1999             1998
                                                              --------------   --------------
ADMITTED ASSETS
CASH AND INVESTED ASSETS:
Bonds                                                         $1,482,592,831   $1,435,882,019
------------------------------------------------------------
Unaffiliated common stocks                                           161,005          155,039
------------------------------------------------------------
Mortgage loans on real estate                                    197,425,386      184,503,805
------------------------------------------------------------
Policy loans                                                     177,437,149      170,372,567
------------------------------------------------------------
Cash and short-term investments                                   29,467,267      143,546,873
------------------------------------------------------------
Other invested assets                                                223,126           60,000
------------------------------------------------------------
Receivable for securities                                          1,313,866        3,477,120
------------------------------------------------------------  --------------   --------------
Total cash and invested assets                                 1,888,620,630    1,937,997,423
------------------------------------------------------------
Premiums and fees in course of collection                          6,578,363        6,959,116
------------------------------------------------------------
Accrued investment income                                         29,296,814       25,925,055
------------------------------------------------------------
Other admitted assets                                             38,442,338          438,335
------------------------------------------------------------
Separate account assets                                          328,767,871      236,861,781
------------------------------------------------------------  --------------   --------------
Total admitted assets                                         $2,291,706,016   $2,208,181,710
------------------------------------------------------------  ==============   ==============

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Future policy benefits and claims                             $  853,572,463   $  851,746,596
------------------------------------------------------------
Other policyholder funds                                         951,347,964      962,725,311
------------------------------------------------------------
Other liabilities                                                 25,045,378       44,824,520
------------------------------------------------------------
Federal income taxes recoverable                                          --       (3,206,611)
------------------------------------------------------------
Asset valuation reserve                                            7,884,503        5,374,594
------------------------------------------------------------
Interest maintenance reserve                                         956,570        5,051,304
------------------------------------------------------------
Net transfers due from separate accounts                          (8,262,299)      (6,915,063)
------------------------------------------------------------
Separate account liabilities                                     328,767,871      236,861,781
------------------------------------------------------------  --------------   --------------
Total liabilities                                              2,159,312,450    2,096,462,432
------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $100 par value:
  Authorized, issued and outstanding -- 20,000 shares (owned
    by The Lincoln National Life Insurance Company)                2,000,000        2,000,000
------------------------------------------------------------
Paid-in surplus                                                  384,128,481      384,128,481
------------------------------------------------------------
Unassigned surplus -- deficit                                   (253,734,915)    (274,409,203)
------------------------------------------------------------  --------------   --------------
Total capital and surplus                                        132,393,566      111,719,278
------------------------------------------------------------  --------------   --------------
Total liabilities and capital and surplus                     $2,291,706,016   $2,208,181,710
------------------------------------------------------------  ==============   ==============

See accompanying notes.                                                      S-1

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS -- STATUTORY BASIS

                                                              YEAR ENDED DECEMBER 31
                                                              1999           1998             1997
                                                              ------------   --------------   ------------
PREMIUMS AND OTHER REVENUES:
Premiums and deposits                                         $172,708,594   $1,291,566,984   $184,112,330
------------------------------------------------------------
Net investment income                                          132,213,228      105,083,579     43,953,796
------------------------------------------------------------
Surrender and administrative charges                             2,401,973        2,834,073      1,334,705
------------------------------------------------------------
Mortality and expense charges on deposit funds                   2,937,632        1,980,728      1,548,722
------------------------------------------------------------
Amortization of the interest maintenance reserve                   925,547          579,137        370,129
------------------------------------------------------------
Other revenues                                                   2,127,634          536,698        183,048
------------------------------------------------------------  ------------   --------------   ------------
Total revenues                                                 313,314,608    1,402,581,199    231,502,730
------------------------------------------------------------

BENEFITS AND EXPENSES:
Benefits and settlement expenses                               207,985,159    1,320,787,190     72,475,389
------------------------------------------------------------
Commissions                                                     17,665,459      274,529,390      2,459,308
------------------------------------------------------------
Underwriting, insurance and other expenses                      32,297,064       28,064,172      8,012,925
------------------------------------------------------------
Net transfers to separate accounts                              28,255,807       33,875,951    141,027,195
------------------------------------------------------------  ------------   --------------   ------------
Total benefits and expenses                                    286,203,489    1,657,256,703    223,974,817
------------------------------------------------------------  ------------   --------------   ------------
Gain (loss) from operations before dividends to
policyholders, federal income taxes (benefit) and net
realized loss on investments                                    27,111,119     (254,675,504)     7,527,913
------------------------------------------------------------
Dividends to policyholders                                       5,624,728        3,375,629             --
------------------------------------------------------------  ------------   --------------   ------------
Gain (loss) from operations before federal income taxes
(benefit) and net realized loss on investments                  21,486,391     (258,051,133)     7,527,913
------------------------------------------------------------
Federal income taxes (benefit)                                    (427,033)      (4,561,826)     1,942,625
------------------------------------------------------------  ------------   --------------   ------------
Gain (loss) from operations before net realized loss on
investments                                                     21,913,424     (253,489,307)     5,585,288
------------------------------------------------------------
Net realized loss on investments                                (2,012,331)        (721,449)       (73,398)
------------------------------------------------------------  ------------   --------------   ------------
Net income (loss)                                             $ 19,901,093   $ (254,210,756)  $  5,511,890
------------------------------------------------------------  ============   ==============   ============

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS

                                                                               UNASSIGNED      TOTAL
                                                   COMMON       PAID-IN        SURPLUS --      CAPITAL AND
                                                   STOCK        SURPLUS        DEFICIT         SURPLUS
                                                   ----------   ------------   -------------   -------------
Balances at January 1, 1997                        $2,000,000   $ 69,000,000   $ (20,824,003)  $  50,175,997
Add (deduct):
  Surplus paid-in                                          --    158,407,481              --     158,407,481
-------------------------------------------------
  Net income                                               --             --       5,511,890       5,511,890
-------------------------------------------------
  Increase in nonadmitted assets                           --             --         (21,278)        (21,278)
-------------------------------------------------
  Increase in asset valuation service                      --             --      (1,221,863)     (1,221,863)
-------------------------------------------------  ----------   ------------   -------------   -------------
Balances at December 31, 1997                       2,000,000    227,407,481     (16,555,254)    212,852,227
Add (deduct):
  Surplus paid-in                                          --    156,721,000              --     156,721,000
-------------------------------------------------
  Net loss                                                 --             --    (254,210,756)   (254,210,756)
-------------------------------------------------
  Increase in unrealized capital losses                    --             --        (178,648)       (178,648)
-------------------------------------------------
  Decrease in nonadmitted assets                           --             --         241,698         241,698
-------------------------------------------------
  Increase in asset valuation reserve                      --             --      (3,024,183)     (3,024,183)
-------------------------------------------------
  Increase in liability for reinsurance in
    unauthorized companies                                 --             --        (682,060)       (682,060)
-------------------------------------------------  ----------   ------------   -------------   -------------
Balances at December 31, 1998                       2,000,000    384,128,481    (274,409,203)    111,719,278
Add (deduct):
  Net income                                               --             --      19,901,093      19,901,093
-------------------------------------------------
  Increase in unrealized capital losses                    --             --        (939,080)       (939,080)
-------------------------------------------------
  Decrease in nonadmitted assets                           --             --         187,322         187,322
-------------------------------------------------
  Increase in asset valuation reserve                      --             --      (2,509,909)     (2,509,909)
-------------------------------------------------
  Increase in liability for reinsurance in
    unauthorized companies                                 --             --        (605,340)       (605,340)
-------------------------------------------------
  Gain on reinsurance transaction                          --             --       4,640,202       4,640,202
-------------------------------------------------  ----------   ------------   -------------   -------------
Balances at December 31, 1999                      $2,000,000   $384,128,481   $(253,734,915)  $ 132,393,566
-------------------------------------------------  ==========   ============   =============   =============

See accompanying notes.                                                      S-3

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                              YEAR ENDED DECEMBER 31
                                                              1999            1998             1997
                                                              -------------   --------------   ---------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received   $ 172,535,360   $1,284,669,810    $184,112,330
------------------------------------------------------------
Investment income received                                      138,850,106       96,331,551      43,781,378
------------------------------------------------------------
Benefits paid                                                  (204,263,171)     (83,399,329)    (85,008,691)
------------------------------------------------------------
Insurance expenses paid                                         (96,041,640)    (351,272,500)   (154,355,904)
------------------------------------------------------------
Federal income taxes received (paid)                               (656,134)       1,703,193      (1,893,859)
------------------------------------------------------------
Dividends paid to policyholders                                  (5,921,665)       2,651,237              --
------------------------------------------------------------
Other income received, less other expenses paid                   1,653,592       39,064,672       1,613,631
------------------------------------------------------------  -------------   --------------    ------------
Net cash provided by (used in) operating activities               6,156,448      989,748,634     (11,751,115)
------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                      294,554,595      249,409,117     272,961,178
------------------------------------------------------------
Purchase of investments                                        (369,356,711)  (1,280,892,696)   (265,700,363)
------------------------------------------------------------
Net decrease (increase) in policy loans                          (7,064,582)    (131,317,640)      1,554,149
------------------------------------------------------------  -------------   --------------    ------------
Net cash provided by (used in) investing activities             (81,866,698)  (1,162,801,219)      8,814,964
------------------------------------------------------------

FINANCING AND MISCELLANEOUS ACTIVITIES
Capital and surplus paid-in                                              --      156,721,000     158,407,481
------------------------------------------------------------
Other                                                           (38,369,356)      (3,895,136)    (11,032,743)
------------------------------------------------------------  -------------   --------------    ------------
Net cash provided by financing activities                       (38,369,356)     152,825,864     147,374,738
------------------------------------------------------------  -------------   --------------    ------------
Net increase (decrease) in cash and short-term investments     (114,079,606)     (20,226,721)    144,438,587
------------------------------------------------------------
Total cash and short-term investments at beginning of year      143,546,873      163,773,594      19,335,007
------------------------------------------------------------  -------------   --------------    ------------
Total cash and short-term investments at end of year          $  29,467,267   $  143,546,873    $163,773,594
------------------------------------------------------------  =============   ==============    ============

See accompanying notes.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS -- STATUTORY BASIS

1.  ORGANIZATION AND OPERATIONS AND
    SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

    ORGANIZATION AND OPERATIONS
    Lincoln Life & Annuity Company of New York (the "Company") is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("Lincoln Life"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC"). In 1996, the Company was organized under the laws of the state of New York as a life insurance company and received approval from the New York Insurance Department (the "Department") to operate as a licensed insurance company in the State of New York.

    The Company's principal business consists of underwriting annuities, deposit-type contracts and life insurance sold through multiple distribution channels. The Company conducts business only in the State of New York.

    USE OF ESTIMATES
    The nature of the insurance business requires management to make estimates and assumptions that affect amounts reported in the statutory-basis financial statements and accompanying notes. Actual results could differ from these estimates.

    BASIS OF PRESENTATION
    The accompanying statutory-basis financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Department. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future.

    In 1998, the NAIC adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory-basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the state of New York must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Department. At this time, it is anticipated that New York will adopt Codification, however, based on current guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

    Existing statutory accounting practices differ from accounting principles generally accepted in the United States ("GAAP"). The more significant variances from GAAP are as follows:

    INVESTMENTS
    Bonds are reported at cost or amortized cost or fair value based on their NAIC rating. For GAAP, the Company's bonds are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitments and deferred income taxes.

    Changes between cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to a separate surplus account.

    Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of bonds and mortgage loans attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the interest maintenance reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to IMR. The asset valuation reserve ("AVR") is determined by a NAIC prescribed formula and is reported as a liability rather than a reduction to unassigned surplus. Under GAAP, realized capital gains and losses

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

1.  ORGANIZATION AND OPERATIONS AND
    SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    are reported in the income statement on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines are charged to income.

    POLICY ACQUISITION COSTS
    The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.

    NONADMITTED ASSETS
    Certain assets designated as "nonadmitted," principally furniture and equipment, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

    BENEFIT RESERVES
    Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

    PREMIUMS AND DEPOSITS
    Premiums and deposits with respect to universal life policies and annuity and other investment-type contracts consist of the entire premium received and are reported as premium revenue. Under GAAP, premiums and deposits received in excess of policy charges would not be recognized as premium revenue.

    BENEFITS AND SETTLEMENT EXPENSES
    Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies, annuity and other investment-type contracts are reported as benefits and settlement expenses in the accompanying statements of operations. Under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values. For traditional life and disability income products, benefits and expenses are recognized when incurred in a manner consistent with the related premium recognition policies.

    REINSURANCE
    Commissions on business ceded are reported as income when received rather than deferred and amortized with deferred policy acquisition costs as required under GAAP. Business assumed under 100% indemnity and assumption reinsurance agreements is accounted for as a purchase for GAAP reporting purposes and the ceding commission represents the purchase price. Under purchase accounting, assets acquired and liabilities assumed are reported at fair value at the date of the transaction and the excess of the purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed is recorded as goodwill. On a statutory-basis of accounting, the ceding commission is expensed when paid.

    Premiums, benefits and settlement expenses and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. Under GAAP, policy benefits and contract liabilities are reported on a gross basis.

    A liability for reinsurance balances has been provided for unsecured policy and contract liabilities and unearned premiums ceded to reinsurers not authorized by the Department to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to income.

    INCOME TAXES
    Deferred federal income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

1.  ORGANIZATION AND OPERATIONS AND
    SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    POLICYHOLDER DIVIDENDS
    Policyholder dividends are recognized when declared rather than over the term of the related policies.

    POSTRETIREMENT BENEFITS
    For purposes of calculating the Company's postretirement benefit obligation, only vested employees and current retirees are included in the actuarial benefit valuation. Under GAAP, active employees not currently eligible would also be included.

    STATEMENTS OF CASH FLOWS
    Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less from the date of acquisition. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less from the date of acquisition.

    A reconciliation of the Company's capital and surplus and net income (loss) determined on a statutory accounting basis with amounts determined in accordance with GAAP is as follows:

                                        CAPITAL AND SURPLUS           NET INCOME (LOSS)
                                        ----------------------------------------------------------------------------
                                        DECEMBER 31                   YEAR ENDED DECEMBER 31
                                        1999           1998           1999           1998            1997
                                        ----------------------------------------------------------------------------
                                        ----------------------------------------------------------------------------
                                        (IN THOUSANDS)
                                        ----------------------------------------------------------------------------
   Amounts as reported on a
   statutory -- basis
                                        $132,394       $111,719       $ 19,901       $(254,211)          $ 5,512
   -----------------------------------
   GAAP adjustments:
     Net unrealized gain (loss) on
       investments                       (74,971)        27,851             --              --                --
   -----------------------------------
     Interest maintenance reserve           (792)         5,051            458            (579)             (370)
   -----------------------------------
     Net realized gain (loss) on
       investments                        (1,951)          (990)        (6,348)          3,050              (240)
   -----------------------------------
     Asset valuation reserve               7,885          5,375             --              --                --
   -----------------------------------
     Policy and contract reserves        (72,302)       (85,875)        25,985         271,293            (3,667)
   -----------------------------------
     Present value of future profits,
       deferred policy acquisition
       costs and goodwill                369,032        336,568         (6,639)          6,091               524
   -----------------------------------
     Policyholders' share of earnings
       and surplus on participating
       business                           (9,325)        (9,904)         1,071            (100)               --
   -----------------------------------
     Deferred income taxes                17,505         35,280        (12,159)        (12,696)              671
   -----------------------------------
     Nonadmitted assets                    1,685            880             --              --                --
   -----------------------------------
     Other, net                            4,304         (1,705)        (2,096)            (82)               --
   -----------------------------------  --------       --------       --------       ---------           -------
   Net increase (decrease)               241,070        312,531            272         266,977            (3,082)
   -----------------------------------  --------       --------       --------       ---------           -------
   Amounts on a GAAP -- basis           $373,464       $424,250       $ 20,173       $  12,766           $ 2,430
   -----------------------------------  ========       ========       ========       =========           =======

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

1.  ORGANIZATION AND OPERATIONS AND
    SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    Other significant accounting practices are as follows:

    INVESTMENTS
    Bonds not backed by loans are principally stated at amortized cost and the discount or premium is amortized using the interest method.

    Mortgage-backed bonds are valued at amortized cost and income is recognized using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.

    Short-term investments include investments with maturities of less than one year at the date of acquisition.

    Policy loans are reported at unpaid principal balances.

    Mortgage loans on real estate are reported at unpaid principal balances, less allowances for impairments.

    Realized investment gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds, mortgage loans, and common stocks are credited or charged directly in unassigned surplus.

    PREMIUMS
    Premiums for group tax-qualified annuity business are recognized as revenue when deposited. Life insurance and individual annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.

    BENEFIT RESERVES
    Life, annuity and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death, except for policies issued prior to March 1977. Surrender values on policies do exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves. If net premiums exceed the gross premiums on any insurance inforce, additional reserves are established. Benefit reserves for policies underwritten on a substandard basis are determined using the multiple table reserve method.

    The tabular interest, tabular less actual reserves released and the tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.

    Liabilities related to policyholders' funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

    CLAIMS AND CLAIM ADJUSTMENT EXPENSES
    Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31. The Company does not discount claims and claim adjustment expense reserves. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that reserves for unpaid claims and claim adjustment

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

1.  ORGANIZATION AND OPERATIONS AND
    SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

    REINSURANCE CEDED AND ASSUMED
    Reinsurance premiums, benefits and settlement expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

    PENSION BENEFITS
    Costs associated with the Company's defined benefit pension plans are systematically accrued during the expected period of active service of the covered employees.

    ASSETS HELD IN SEPARATE ACCOUNTS AND LIABILITIES RELATED TO SEPARATE
    ACCOUNTS
    Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for the exclusive benefit of variable annuity and universal life contractholders and for which the contractholders, and not the Company, bears the investment risk. Separate account contractholders have no claim against the assets of the general account of the Company. Separate account assets are reported at fair value and consist of unit investments in mutual funds. The detailed operations of the separate accounts are not included in the accompanying statutory-basis financial statements. The fees received by the Company for administrative and contractholder maintenance services performed for these separate accounts are included in the Company's statements of operations.

2.  INVESTMENTS
    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds are summarized as follows:

                                        COST OR              GROSS             GROSS
                                        AMORTIZED            UNREALIZED        UNREALIZED         FAIR
                                        COST                 GAINS             LOSSES             VALUE
                                        ------------------------------------------------------------------------
   At December 31, 1999:
     Corporate                          $1,214,312,519       $   908,731       $(65,599,479)      $1,149,621,771
      --------------------------------
     U.S. government                        25,736,299            11,711         (1,900,750)          23,847,260
      --------------------------------
     Foreign government                     17,602,777           362,624         (1,070,496)          16,894,905
      --------------------------------
     Mortgage-backed                       221,570,519             2,732         (9,530,799)         212,042,452
      --------------------------------
     State and municipal                     3,370,717                --           (105,915)           3,264,802
      --------------------------------  --------------       -----------       ------------       --------------
                                        $1,482,592,831       $ 1,285,798       $(78,207,439)      $1,405,671,190
                                        ==============       ===========       ============       ==============

   At December 31, 1998:
     Corporate                          $1,148,083,966       $27,649,036       $ (7,489,560)      $1,168,243,442
      --------------------------------
     U.S. government                        39,617,653           564,146           (119,394)          40,062,405
      --------------------------------
     Foreign government                     19,532,744           994,331           (720,250)          19,806,825
      --------------------------------
     Mortgage-backed                       225,005,162         6,239,684           (421,281)         230,823,565
      --------------------------------
     State and municipal                     3,642,494           164,552                 --            3,807,046
      --------------------------------  --------------       -----------       ------------       --------------
                                        $1,435,882,019       $35,611,749       $ (8,750,485)      $1,462,743,283
                                        ==============       ===========       ============       ==============

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

2.  INVESTMENTS (CONTINUED)
    The carrying amount of investments in bonds in the balance sheet at December 31, 1999 and 1998 reflects adjustments of $1,123,693 and $178,648, respectively, to decrease amortized cost as a result of the Securities Valuation Office of the NAIC designating certain investments as low or lower quality.

    A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 1999, by contractual maturity, is as follows:

                                                                 COST OR
                                                                 AMORTIZED            FAIR
                                                                 COST                 VALUE
                                                                 -----------------------------------
   Maturity:
     In 2000                                                     $   64,699,324       $   64,449,287
   ------------------------------------------------------------
     In 2001-2004                                                   360,685,026          351,609,953
   ------------------------------------------------------------
     In 2005-2009                                                   490,969,108          462,139,167
   ------------------------------------------------------------
     After 2009                                                     344,668,854          315,430,331
   ------------------------------------------------------------
     Mortgage-backed securities                                     221,570,519          212,042,452
   ------------------------------------------------------------  --------------       --------------
   Total                                                         $1,482,592,831       $1,405,671,190
   ------------------------------------------------------------  ==============       ==============

    The expected maturities may differ from the contractual maturities in the foregoing table because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    Proceeds from sales of investments in bonds were $253,876,450, $203,748,028 and $274,742,319 in 1999, 1998 and 1997, respectively. Gross gains of $842,229, $3,612,434 and $1,533,793, and gross losses of $6,968,975,
    $1,529,149 and $1,922,165 during 1999, 1998 and 1997, respectively, were realized on those sales. Net gains (losses) of ($186), $17,705 and ($26) were realized on sales of short-term investments in 1999, 1998 and 1997, respectively.

    At December 31, 1999 and 1998, investments in bonds with an admitted asset value of $500,078 and $500,129, respectively, were on deposit with the Department to satisfy regulatory requirements.

    During 1999, the minimum and maximum lending rates for mortgage loans were 6.62% and 10.29%, respectively. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At December 31, 1999, the Company did not hold any mortgages with interest overdue beyond one year. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

2.  INVESTMENTS (CONTINUED)
    The major categories of net investment income are as follows:

                                                         YEAR ENDED DECEMBER 31
                                                         1999               1998               1997
                                                         ------------------------------------------------------
   Income:
     Bonds                                               $106,590,150       $ 78,205,686         $42,237,959
     --------------------------------------------------
     Mortgage loans on real estate                         13,522,104         14,304,385                  --
     --------------------------------------------------
     Policy loans                                          11,018,423          7,981,377           1,990,613
     --------------------------------------------------
     Cash and short-term investments                        2,391,977          5,893,453             315,328
     --------------------------------------------------  ------------       ------------         -----------
   Total investment income                                133,522,654        106,384,901          44,543,900
   ----------------------------------------------------
   Investment expenses                                      1,309,426          1,301,322             590,104
   ----------------------------------------------------  ------------       ------------         -----------
   Net investment income                                 $132,213,228       $105,083,579         $43,953,796
   ----------------------------------------------------  ============       ============         ===========

    Realized capital gains and losses are reported net of federal income taxes of $437,941, $1,223,897 and $55,541 in 1999, 1998 and 1997, respectively, and amounts transferred to the interest maintenance reserve of $3,169,187, $3,035,887 and $239,459 in 1999, 1998 and 1997, respectively.

    At December 31, 1999, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

3.  FEDERAL INCOME TAXES
    The Company's federal income tax return is not consolidated with any other entities. The effective federal income tax rate for financial reporting purposes differs from the prevailing statutory tax rate principally due to tax-exempt investment income, other pass through tax attributes from investments, differences in ceding commissions, policy acquisition costs, and policy and contract liabilities in the tax return versus the financial statements.

    In 1998, a federal income tax net operating loss of $80,156,000 was incurred. The Company utilized $9,162,000 of the net operating loss to recover taxes paid in prior years. In 1999, an additional $10,170,000 of net operating loss was utilized to offset taxable income. The remaining portion of the net operating loss at December 31, 1999 of $60,824,000 will be available for use to offset taxable income in future years. The net operating loss carryforward of $60,824,000 will expire in 2013.

    The Company paid $3,675,000 in 1997 for federal income taxes. No federal income tax payments were made in 1999 or 1998. The Company received a refund of $3,196,000 in 1999 as a result of the utilization of the net operating loss.

4.  REINSURANCE
    The Company cedes insurance to other companies, including affiliated companies. The portion of risks exceeding the Company's retention limits is reinsured with Lincoln Life. The Company limits its maximum risk that it retains on an individual to $500,000. The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations. The Company did not cede or assume any business prior to January 1, 1998.

    On January 2, 1998, the Company and Lincoln Life entered into an indemnity reinsurance transaction whereby the Company and Lincoln Life reinsured 100% of a block of individual life insurance and annuity business of CIGNA Corporation ("CIGNA"). The Company paid $149,621,452 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $149,714,239 in 1998, which is included in the statements of operations line item "Commissions." At the time of closing, this block of business had statutory liabilities of $779,551,235 which became the Company's obligations. The Company also received assets, measured on a historical statutory-basis, equal to the liabilities. Subsequent to the CIGNA transaction, the

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

4.  REINSURANCE (CONTINUED)
    Company and Lincoln Life announced that they had reached an agreement to sell the administration rights to a variable annuity portfolio that had been acquired as part of the block of business assumed on January 2, 1998. This sale closed on October 12, 1998 with an effective date of September 1, 1998. During 1999, the Company received $5,800,000 from CIGNA as a result of the final settlement of the statutory-basis values of assets and liabilities for the reinsured business. The $5,800,000 is included in the statements of operations line item "Other revenues." Additionally, on November 1, 1999, the Company and Lincoln Life closed the previously announced agreement to retrocede virtually 100% of the disability income business assumed from CIGNA. This retrocession agreement was effective November 1, 1999. A gain on the transaction of $4.6 million was recorded directly in unassigned surplus, net of tax.

    On October 1, 1998, the Company entered into an indemnity reinsurance transaction whereby the Company and Lincoln Life reinsured 100% of a block of individual life insurance business from Aetna, Inc. The Company paid $143,721,000 to Aetna on October 1, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $135,374,141 in 1998, which is included in the statements of operations line item "Commissions." At the time of closing, this block of business had statutory liabilities of $463,007,132 which became the Company's obligation. The Company also received assets, measured on a historical statutory-basis, equal to the liabilities.

    Subsequent to the Aetna transaction, the Company and Lincoln Life announced that they had reached an agreement to retrocede the sponsored life business assumed for $87,600,000, of which $11,900,000 was received by the Company. The retrocession agreement was executed on October 14, 1998 with an effective date of October 1, 1998.

    The balance sheet caption, "Future policy benefits and claims" has been reduced for insurance ceded by $97,457,160 and $54,411,763 at December 31, 1999 and 1998, respectively. The balance sheet caption, "Other policyholder funds" has been reduced for insurance ceded by $2,290,826 and $2,722,404 at December 31, 1999 and 1998, respectively.

    The caption "Premiums and deposits" in the statements of operations includes $140,394,771 and $1,276,884,778 of insurance assumed and $44,245,573 and
    $52,443,264 of insurance ceded in 1999 and 1998, respectively.

    The caption "Benefits and settlement expenses" in the statements of operations is net of reinsurance recoveries of $71,763,962 and $47,526,681 for 1999 and 1998, respectively.

    The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $1,287,400 and $682,060 at December 31, 1999 and 1998, respectively. Amounts payable or recoverable for reinsurance on policy and contract liabilities are not subject to periodic or maximum limits. At December 31, 1999, the Company's reinsurance recoverables are not material and no individual reinsurer owed the Company an amount that was equal to or greater than 3% of the Company's surplus.

5.  LIFE AND ANNUITY RESERVES AND DEPOSIT FUND LIABILITIES
    At December 31, 1999 and 1998, the Company had $1,149,964,000 and $1,092,754,000, respectively, of insurance in force for which the gross premiums are less than the net premiums according to the standard of valuation set by the State of New York. Reserves to cover the above insurance totaled $5,893,549 and $6,937,379 at December 31, 1999 and 1998, respectively.

    At December 31, 1999, the Company's annuity reserves and deposit fund liabilities, including separate accounts, that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

5.  LIFE AND ANNUITY RESERVES AND DEPOSIT FUND LIABILITIES (CONTINUED)

                                                                 AMOUNT           PERCENT
                                                                 --------------   -------
   Subject to discretionary withdrawal with adjustment:
     With market value adjustment                                $  338,886,028     26.5%
   ------------------------------------------------------------
     At book value, less surrender charge                           123,141,771      9.6
   ------------------------------------------------------------
     At market value                                                319,140,374     24.9
   ------------------------------------------------------------
   Subject to discretionary withdrawal without adjustment:
     At book value with minimal or no charge or adjustment          487,578,243     38.1
   ------------------------------------------------------------
   Not subject to discretionary withdrawal                           10,884,302       .9
   ------------------------------------------------------------  --------------   ------
   Total annuity reserves and deposit fund liabilities, before
   reinsurance                                                    1,279,630,718    100.0%
                                                                                  ======
   Less reinsurance                                                   2,560,424
   ------------------------------------------------------------  --------------
   Net annuity reserves and deposit fund liabilities, including
   separate accounts                                             $1,277,070,294
   ------------------------------------------------------------  ==============

    A reconciliation of the total net annuity reserves and deposit fund liabilities to the amounts reported in the Company's 1999 Annual Statement and the Company's Separate Accounts Annual Statement at December 31, 1999 is as follows:

   Per 1999 Annual Statement:
     Exhibit 8, Section B -- Total (net)                         $   10,029,253
   ------------------------------------------------------------
     Exhibit 8, Section C -- Total (net)                              1,122,910
   ------------------------------------------------------------
     Exhibit 10, Column 1, Line 19                                  946,777,757
   ------------------------------------------------------------  --------------
                                                                    957,929,920
   ------------------------------------------------------------
   Per Separate Account Annual Statement:
   ------------------------------------------------------------
     Exhibit 6, Column 2, Line 0299999 Page 3, Line 3               319,140,374
   ------------------------------------------------------------  --------------
                                                                    319,140,374
                                                                 --------------
   Total net annuity reserves and deposit fund liabilities       $1,277,070,294
   ------------------------------------------------------------  ==============

    Details underlying the balance sheet caption "Other policyholder funds" are as follows:

                                                                 DECEMBER 31
                                                                 1999           1998
                                                                 ------------   ------------
   Premium deposit funds                                         $920,665,883   $931,230,214
   ------------------------------------------------------------
   Undistributed earnings on participating business                30,544,045     30,772,519
   ------------------------------------------------------------
   Other                                                              138,036        722,578
   ------------------------------------------------------------  ------------   ------------
                                                                 $951,347,964   $962,725,311
                                                                 ============   ============

6.  CAPITAL AND SURPLUS

    The Company received additional paid-in surplus from Lincoln Life of $158,407,481 and $156,721,000 in December 1997 and October 1998,
    respectively.

    Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 1999, the Company exceeds the RBC requirements.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

6.  CAPITAL AND SURPLUS (CONTINUED)
    The payment of dividends by the Company requires 30 day advance notice to the Department.

7.  EMPLOYEE BENEFIT PLANS

    LNC maintains defined benefit pension plans for its employees (including Company employees) and a defined contribution plan for the Company's agents. LNC also maintains 401(k) plans, deferred compensation plans and postretirement medical and life insurance plans for its employees and agents (including the Company's employees and agents). The aggregate expenses and accumulated obligations for the Company's portion of these plans are not material to the Company's statutory-basis statements of operations or balance sheets for any of the periods shown.

    LNC has various incentive plans for key employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options granted under the stock option incentive plans are at the market value at the date of grants and, subject to termination of employment, expire ten years from the date of grant.

    Such options are transferable only upon death and are exercisable one year from the date of grant for options issued prior to 1992. Options issued subsequent to 1991 are exercisable in equal increments on the option issuance anniversary in three to four years following issuance.

    As of December 31, 1999, 27,534 shares of LNC common stock were subject to options granted to Company employees under the stock option incentive plans of which 8,934 were exercisable on that date. The exercise prices of the outstanding options range from $21.32 to $50.83. During 1999 and 1998, 3,740 and 137 options, respectively, were exercised. During 1999, 2,400 options were forfeited.

8.  RESTRICTIONS, COMMITMENTS AND CONTINGENCIES

    VULNERABILITY FROM CONCENTRATIONS
    At December 31, 1999, the Company did not have a concentration of:
    1) business transactions with a particular customer, lender or distributor;
    2) revenues from a particular product or service; 3) sources of supply of labor or services used in the business; or 4) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial condition.

    CONTINGENCY MATTERS
    The Company is occasionally involved in various pending or threatened legal proceedings arising from the conduct of business. These proceedings are routine in the ordinary course of business. In some instances, these proceedings include claims for compensatory and punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these proceedings will not have a material adverse effect on the financial position of the Company.

    The number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) amounts that would be realized in a one-time, current market exchange of the Company's financial instruments.

    BONDS AND COMMON STOCK
    Fair values of bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values of common stocks are based on quoted market prices.

    MORTGAGE LOANS ON REAL ESTATE
    The estimated fair values of mortgage loans on real estate are established using a discounted cash flow method based on credit rating, maturity and future income. The rating for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market prices; or 3) the fair value of the collateral if the loan is collateral dependent.

    POLICY LOANS
    The estimated fair value of investments in policy loans was calculated on a composite discounted cash flow basis using U.S. Treasury interest rates consistent with the maturity durations assumed. These durations were based on historical experience.

    CASH AND SHORT-TERM INVESTMENTS
    The carrying value of cash and short-term investments approximates their fair value.

    INVESTMENT-TYPE INSURANCE CONTRACTS
    The balance sheet captions, "Future policy benefits and claims" and "Other policyholder funds," include investment type insurance contracts (i.e., deposit contracts). The fair values for the deposit contracts are based on their approximate surrender values.

    The remainder of the balance sheet captions "Future policy benefits and claims" and "Other policyholder funds," that do not fit the definition of "investment-type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by the Company. It is the Company's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's capital and surplus determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. The Company and other companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

    SEPARATE ACCOUNTS
    Assets held in separate accounts are reported in the accompanying statutory-basis balance sheets at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

9.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                    CARRYING                          CARRYING
                                                    VALUE            FAIR VALUE       VALUE            FAIR VALUE
                                                    -------------------------------------------------------------
                                                    DECEMBER 31
                                                    1999                                1998
                                                    ---------------------------------------------------------------
                                                    (IN THOUSANDS)
                                                    ---------------------------------------------------------------
   ASSETS (LIABILITIES)
   -----------------------------------------------
   Bonds                                             $1,482,593        $1,405,671       $1,435,882       $1,462,743
   -----------------------------------------------
   Unaffiliated common stocks                               161               161              155              155
   -----------------------------------------------
   Mortgage loans on real estate                        197,425           189,179          184,504          185,694
   -----------------------------------------------
   Policy loans                                         177,437           190,667          170,373          183,408
   -----------------------------------------------
   Cash and short-term investments                       29,467            29,467          143,547          143,547
   -----------------------------------------------
   Other invested assets                                    223               223               60               60
   -----------------------------------------------
   Investment-type insurance contracts                 (951,348)         (910,752)        (962,725)        (938,191)
   -----------------------------------------------
   Separate account assets                              328,768           328,768          236,862          236,862
   -----------------------------------------------
   Separate account liabilities                        (328,768)         (328,768)        (236,862)        (236,862)
   -----------------------------------------------

10. TRANSACTIONS WITH AFFILIATES

    The Company has entered into agreements with Lincoln Life to receive processing and other corporate services. Fees paid to Lincoln Life for such services were $22,675,891, $18,504,450 and $3,454,014 in 1999, 1998 and
    1997, respectively. The Company has also entered into an agreement with Lincoln Life to provide certain processing services. Fees received from Lincoln Life for such services were $1,359,279, $273,952 and $578,003 in 1999, 1998 and 1997, respectively.

    The Company has an investment management agreement with an affiliate, Lincoln Investment Management, Inc., for investment advisory and asset management services. Fees paid for such investment services were $1,309,426, $1,501,592 and $558,011 in 1999, 1998 and 1997, respectively.

    The Company cedes business to two affiliated companies, Lincoln Life and Lincoln National Reassurance Company. The caption "Premiums and deposits" in the accompanying statements of operations has been reduced by $6,269,272 and $2,095,019 for premiums paid on these contracts in 1999 and 1998, respectively. The caption "Future policy benefits and claims" has been reduced by $2,323,435 and $2,583,702 related to reserve credits taken on these contracts as of December 31, 1999 and 1998, respectively.

11. SEPARATE ACCOUNTS

    Separate account premiums, deposits and other considerations amounted to $109,574,216 and $73,993,993 in 1999 and 1998, respectively. Reserves for separate accounts with assets at fair value were $320,413,080 and $229,940,273 at December 31, 1999 and 1998, respectively. All reserves are subject to discretionary withdrawal at market value. All of the Company's separate accounts are nonguaranteed. The investment risks associated with market value changes are borne entirely by the contractholder.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

11. SEPARATE ACCOUNTS (CONTINUED)
    A reconciliation of transfers to (from) separate accounts is as follows:

                                                                 YEAR ENDED DECEMBER 31
                                                                 1999              1998
                                                                 ------------------------------
   Transfers as reported in the Summary of Operations of
   various Separate Accounts:
     Transfers to separate accounts                              $109,574,216      $ 73,993,993
   ------------------------------------------------------------  ------------      ------------
     Transfers from separate accounts                             (81,318,409)      (40,118,042)
   ------------------------------------------------------------  ------------      ------------
   Net transfer to separate accounts as reported in the
   Company's NAIC Annual Statement -- Summary of Operations      $ 28,255,807      $ 33,875,951
   ------------------------------------------------------------  ============      ============

12. CENTURY COMPLIANCE (UNAUDITED)

    The Year 2000 issue was complex and affected many aspects of the Company's business. The Company was particularly concerned with Year 2000 issues that related to the Company's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners. From 1996 through 1999 the Company redirected a large portion of internal Information Technology ("IT") efforts and contracted with outside consultants to update systems to address Year 2000 issues. Experts were engaged to assist in developing work plans and cost estimates and to complete remediation activities.

    For the year ended December 31, 1999, the Company identified expenditures of $124,000 to address this issue. This brings the expenditures for 1996 through 1999 to $208,000. Because updating systems and procedures is an integral part of the Company's on-going operations, most of the expenditures shown above are expected to continue after all Year 2000 issues have been resolved. All Year 2000 expenditures have been funded from operating cash flows.

    The scope of the overall Year 2000 program included the following four major project areas: 1) addressing the readiness of business applications, operating systems and hardware on mainframe, personal computer and local area network platforms (IT); 2) addressing the readiness of non-IT embedded software and equipment (non-IT); 3) addressing the readiness of key business partners and 4) establishing Year 2000 contingency plans. The Company completed these projects prior to year-end.

    The Company's businesses have not identified any major problems in their business processing. Minor problems have been resolved quickly. The Company's businesses have not experienced any significant interruption in service to clients or business partners or in reporting to regulators.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Lincoln Life & Annuity Company of New York

We have audited the accompanying statutory-basis balance sheets of Lincoln Life & Annuity Company of New York (a wholly owned subsidiary of The Lincoln National Life Insurance Company) as of December 31, 1999 and 1998, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the New York Insurance Department, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States and the effects on the accompanying financial statements are described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the Untied States, the financial position of Lincoln Life & Annuity Company of New York at December 31, 1999 and 1998, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1999.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York at December 31, 1999 and 1998, the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting practices prescribed or permitted by the New York Insurance Department.

March 10, 2000

                           PART C--OTHER INFORMATION

ITEM 24.


   (a)  LIST OF FINANCIAL STATEMENTS

        (1)   Part A

              The Table of Condensed Financial Information is included in Part A of this Registration Statement. Not applicable.

        (2)   Part B

              The following financial statements of Account N are included in the
              SAI: Not Applicable.

        (3)   Part B

              The following Statutory-Basis Financial Statements of Lincoln Life &
              Annuity Company of New York are included in the SAI:

              Balance Sheets Statutory-Basis--December 31, 1999 and 1998

              Statements of Operations Statutory-Basis--Years ended December 31,
              1999, 1998 and 1997

              Statements of Changes in Capital and Surplus Statutory-Basis--Years ended December 31, 1999, 1998 and 1997

              Statements of Cash Flows Statutory-Basis--December 31, 1999, 1998
              and 1997

              Notes to Financial Statements--December 31, 1999

              Report of Ernst & Young LLP, Independent Auditors

 24(b)  LIST OF EXHIBITS

        (1)    (a)  Resolution of Board of Directors and Memorandum authorizing establishment of Account N. Incorporated herein by reference to
                    Registration Statement on Form N-4 (333-93875) filed 12-30-99

               (b)  Amendment to that Certain Memorandum. Incorporated herein by reference to Registration Statement on Form N-4 (333-93875) filed
                    12-30-99

        (3)    (a)  Amended and Restated Principal Underwriting Agreement--Lincoln
                    Financial Advisors/Lincoln Life & Annuity Company of New York.
                    Incorporated herein by reference to Registration Statement on Form N-4 (333-93875). filed 12-30-99.

               (b)  Form of Wholesaling Agreement between Lincoln Life & Annuity
                    Company of New York, Lincoln Financial Advisors, and Delaware
                    Distributors, L.P.

               (c)  Standard Selling Group Agreement

        (4)    (a)  Contract

        (5)    (a)  Application

        (6)    (a)  Articles of Incorporation and By-laws of Lincoln Life & Annuity
                    Company of New York are incorporated herein by reference to
                    Registration Statement on Form N-4 (333-10863) filed on 8/27/96.

        (8)    (a)  Form of Service Agreement between Lincoln Life & Annuity Company of New York and Delaware Management Holdings, Inc.

               (b)  Administrative Services Agreement between Lincoln Life & Annuity
                    Company of New York and Lincoln National Life Insurance Company
                    dated 1-1-98 incorporated herein by reference to Pre-Effective
                    Amendment No. 1 to Registration Statement on Form N-4 (333-38007)
                    filed on 10/11/99.

               (c)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and AIM Insurance Funds, Inc.

               (d)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and the Capital Research and Management Company. (TO BE
                    FILED BY AMENDMENT.)

               (e)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and the Delaware Funds.

               (f)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and Variable Insurance Products and Fidelity Insurance
                    Funds And Fidelity Distributors Corporation

               (g)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and Variable Insurance Products Fund II and Fidelity
                    Distributors Corporation.

               (h)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and Variable Insurance Products Fund III and Fidelity
                    Distributors Corporation.

               (i)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and Franklin/Templeton Funds.

               (j)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and MFS Variable Insurance Funds.

               (k)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and Alliance Variable Products Series Fund (TO BE FILED
                    BY AMENDMENT)

               (l)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and BT Insurance Funds.

               (m)  Form of Participation Agreement between Lincoln Life & Annuity
                    Company of New York and the Liberty Variable Investment Trust
                    Fund

               (n)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and the Lincoln National Bond Fund

               (o)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and the Lincoln National Money Market Fund.

        (9)   Opinion and Consent of Robert O. Sheppard, Corporate Counsel

        (10)  Opinion and Consent of Ernst & Young LLP, Independent Auditors

        (11)  Not applicable.

        (13)  Schedule of Performance Computation.

        (14)  Not applicable.

        (15)   (a)  Organizational Chart of Lincoln National Life Insurance Holding
                    Company System.

               (b)  Memorandum Concerning Books and Records.

ITEM 25.


    The following list contains the officers of Lincoln Life & Annuity Company of New York who are engaged directly or indirectly in activities relating to the Lincoln New York Account N for Variable Annuities as well as the contracts, funded through Account N. The list also shows Lincoln Life & Annuity Company of New York's executive officers and directors.


NAME                                        POSITIONS AND OFFICES WITH LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
----                                        ---------------------------------------------------------------------
Joanne B. Collins* .......................  President, Treasurer and Director

Troy D. Panning* .........................  Second Vice President and Chief Financial Officer

Roland C. Baker ..........................  Director
  1801 S. Meyers Road
  Oakbrook Terrace, IL 60161

J. Patrick Barrett .......................  Director
  Chairman & CEO
  Carpat Investments
  4605 Watergap
  Manlius, NY 13104

Thomas D. Bell, Jr. ......................  Director
  President & CEO
  Young & Rubicam Advertising
  285 Madison Avenue
  New York, NY 10017

Jon A. Boscia*** .........................  Director

Kathleen R. Gorman* ......................  Assistant Vice President

John H. Gotta***** .......................  Director

Barbara S. Kowalczyk*** ..................  Director

M. Leanne Lachman ........................  Director
  Managing Director
  Boston Financial
  437 Madison Avenue - 18th Floor
  New York, NY 10022

Louis G. Marcoccia .......................  Director
  Senior Vice President
  Syracuse University
  Skytop Office Building
  Skytop Road
  Syracuse, NY 13244-5300

John M. Pietruski ........................  Director
  One Penn Plaza
  Suite 3408
  New York, NY 10119

Lawrence T. Rowland**** ..................  Director

NAME                                        POSITIONS AND OFFICES WITH LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
----                                        ---------------------------------------------------------------------
Robert O. Sheppard* ......................  Assistant Vice President and Corporate Counsel

Richard C. Vaughan*** ....................  Director

C. Suzanne Womack*** .....................  Secretary


------------------------

* Principal business address of each person is 120 Madison Street, 17th Floor, Syracuse, New York 13202.

** Principal business address of each person is 1300 S. Clinton Street, Fort Wayne, Indiana 46802.

*** Principal business address of each person is Centre Square, West Tower, 1500 Market St., Suite 3900, Philadelphia, PA 19102.

**** Principal business address of each person is 1700 Magnovox Way, One Reinsurance Place, Fort Wayne, Indiana 46804.

***** Principal business address of each person is 350 Church Street, Hartford, CT 06103.

ITEM 26.

                     PERSONS CONTROLLED BY OR UNDER COMMON
                    CONTROL WITH THE DEPOSITOR OR REGISTRANT

    See Exhibit 15(a): The Organizational Chart of The Lincoln National Insurance Holding Company System is hereby incorporated herein by this reference.

ITEM 27.

                           NUMBER OF CONTRACT OWNERS

    Not applicable.

ITEM 28.

                          INDEMNIFICATION--UNDERTAKING

(a) Brief description of indemnification provisions.


    In general, Article VII Section 2 of the By-Laws of Lincoln Life & Annuity Co. of NY (LNY) provides that LNY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNY. Certain additional conditions apply to indemnification in criminal proceedings.


    In particular, separate conditions govern indemnification of directors, officers, and employees of LNY in connection with suits by, or in the rights of LNY.


    Please refer to Article VII of the By-Laws of LNY (Exhibit No. 6(a) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.


(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.


(a) Lincoln Financial Advisors, Inc. is the Principal Underwriter for Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life & Annuity

    Flexible Premium Variable Life Account M; LLANY Separate Account R for Flexible Premium Variable Life Insurance; and LLANY Separate Account S for Flexible Premium Variable Life Insurance.



(b)                              OFFICERS AND DIRECTORS



NAME & TITLE                   BUSINESS ADDRESS
------------                   ----------------
J. Michael Hemp                350 Church Street
President and Director         Hartford, CT 06103-1106

Michael E. McMath              350 Church Street
Sr. Vice Pres. And Director    Hartford, CT 06103-1106

Matthew Lynch                  350 Church Street
VP & Chief Fin. & Admin.       Hartford, CT 06103-1106
Officer & Dir.

Richard C. Boyles              200 East Berry Street
Second Vice Pres. &            Fort Wayne, IN 46802-2706
Controller

Jeffrey C. Carleton            350 Church Street
Vice President                 Hartford, CT 06103-1106

John M. Behrendt               200 East Berry Street
Vice President                 Fort Wayne, IN 46802-2706

C. Gary Shimmin                180 N. Stetson Avenue,
Vice President                 Suite 4300
                               Chicago, IL 60601

Janet C. Chrzan                1500 Market Street,
Vice President & Treasurer     Suite 3900
                               Philadelphia, PA 19102-2112

Susan J. Scanlon               350 Church Street
Second Vice President,         Hartford, CT 06103-1106
Compliance

Cynthia A. Rose                1300 South Clinton Street
Secretary                      Fort Wayne, IN 46802

Gary D. Giller                 7720 Rivers Edge Drive,
Director                       Suite 100
                               Columbus, OH 43235


ITEM 30.

                        LOCATION OF ACCOUNTS AND RECORDS

    Exhibit 15(b) is hereby expressly incorporated herein by this reference.

ITEM 31.

    Not applicable.

ITEM 32. UNDERTAKINGS

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request to LNY at the address or phone number listed in the Prospectus.

(d) LNY hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by LNY.

(e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                   SIGNATURES


    (a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Amendment to the Registration Statement to be signed on its behalf, in the City of Syracuse, and State of New York on this 27th day of April, 2000.


                                                       Lincoln New York Account N for Variable
                                                       Annuities
                                                       (Registrant)

                                                       By:            /s/ Joanne B. Collins
                                                            -----------------------------------------
                                                                   Joanne B. Collins, PRESIDENT

                                                       Lincoln Life & Annuity Company of New York
                                                       (Depositor)

                                                       By:            /s/ Joanne B. Collins
                                                            -----------------------------------------
                                                                   Joanne B. Collins, PRESIDENT


    (b) As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed for the Depositor by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                /s/ JOANNE B. COLLINS                  President, Treasurer and       April 27, 2000
     -------------------------------------------         Director (Principal
                  Joanne B. Collins                      Executive Officer)

                                                       Second Vice President and      April 27, 2000
                 /s/ TROY D. PANNING                     Chief Financial Officer
     -------------------------------------------         (Principal Financial
                   Troy D. Panning                       Officer and Principal
                                                         Accounting Officer)

                 /s/ ROLAND C. BAKER
     -------------------------------------------       Director                       April 27, 2000
                   Roland C. Baker

               /s/ J. PATRICK BARRETT
     -------------------------------------------       Director                       April 27, 2000
                 J. Patrick Barrett

     -------------------------------------------       Director                       April   , 2000
                 Thomas D. Bell, Jr.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                  /s/ JON A. BOSCIA
     -------------------------------------------       Director                       April 27, 2000
                    Jon A. Boscia

     -------------------------------------------       Director                       April   , 2000
                    John H. Gotta

              /s/ BARBARA S. KOWALCZYK
     -------------------------------------------       Director                       April 27, 2000
                Barbara S. Kowalczyk

                /s/ M. LEANNE LACHMAN
     -------------------------------------------       Director                       April 27, 2000
                  M. Leanne Lachman

               /s/ LOUIS G. MARCOCCIA
     -------------------------------------------       Director                       April 27, 2000
                 Louis G. Marcoccia

     -------------------------------------------       Director                       April   , 2000
                  John M. Pietruski

               /s/ LAWRENCE T. ROWLAND
     -------------------------------------------       Director                       April 27, 2000
                 Lawrence T. Rowland

               /s/ RICHARD C. VAUGHAN
     -------------------------------------------       Director                       April 27, 2000
                 Richard C. Vaughan